SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 07, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL,INDUSTRIAL COMPANY AND OTHERS	Period-ended: September 30, 2005

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTORS RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 – CNPJ - TAXPAYER REGISTER 02.570.688/0001-70
4 – NIRE 5.330.000.581-8

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - FULL ADDRESS SIA/SUL - ASP – LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 061	7 - TELEPHONE NUMBER 3415-1440	8 - TELEPHONE NUMBER 3415-1256	9 - TELEPHONE NUMBER 3415-1119	10 - TELEX
11 - AREA CODE 061	12 - FAX 3415-1133	13 - FAX 3415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 - INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME CHARLES LAGANÁ PUTZ
2 - FULL ADDRESS SIA/SUL - ASP - LOTE D- BL A – 2º ANDAR			3 - DISTRICT BRASÍLIA
4 - ZIP CODE 71215-000	5 – MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 061	8 - TELEPHONE NUMBER 3415-1440	9 - TELEPHONE NUMBER 3415-1140	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 061	13 - FAX 3415-1315	14 - FAX -	15 - FAX -
15 - E-MAIL cputz@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2005	12/31/2005	3	07/01/2005	09/30/2005	2	04/01/2005	06/30/2005
9 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11 - NAME TECHNICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA					12 - CPF – TAXPAYER REGISTER 783.840.017-15

01.05 - COMPOSITION OF ISSUED CAPITAL

1 - QUANTITY OF SHARES (IN THOUSAND)	2 - CURRENT QUARTER 09/30/2005	3 - PRIOR QUARTER 06/30/2005	4 - SAME QUARTER OF PRIOR YEAR 09/30/2004
ISSUED CAPITAL
1 - COMMON	134,031,688	134,031,688	134,031,688
2 - PREFERRED	229,937,526	229,937,526	226,007,753
3 - TOTAL	363,969,214	363,969,214	360,039,441
TREASURY SHARES
4 - COMMON	1,480,800	1,480,800	1,480,800
5 - PREFERRED	0	0	0
6 - TOTAL	1,480,800	1,480,800	1,480,800

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY INDUSTRIAL, COMMERCIAL COMPANIES AND OTHERS
2 – SITUATION OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL HOLDING
4 - ACTIVITY CODE 113 – TELECOMMUNICATION
5 - MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF ACCOUNTANTS REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENT

1 - ITEM	2 – CNPJ - TAXPAYERS REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF CHANGE (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 – SHARE PRICE ON ISSUANCE DATE (In R$)
01	03/29/2005	2,596,272	28,032	Capital Reserve	3,929,773	0.0182600000

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 11/04/2005	2 - SIGNATURE

02.01 - BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2005	4 – 06/30/2005
1	TOTAL ASSETS	6,133,335	6,349,724
1.01	CURRENT ASSETS	969,224	681,858
1.01.01	CASH AND CASH EQUIVALENTS	856,644	595,594
1.01.02	CREDITS	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	112,580	86,264
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	105,133	78,081
1.01.04.02	RECEIVABLES DIVIDENDS	0	0
1.01.04.03	OTHER ASSETS	7,447	8,183
1.02	LONG-TERM ASSETS	982,418	1,429,523
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	592,869	1,040,342
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	592,869	1,040,342
1.02.02.02.01	LOANS AND FINANCING	592,869	1,040,342
1.02.02.02.02	ADVANCES FOR FUTURE CAPITAL INCREASE	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	389,549	389,181
1.02.03.01	LOANS AND FINANCING	101,287	106,320
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	272,967	266,525
1.02.03.03	INCOME SECURITIES	0	0
1.02.03.04	JUDICIAL DEPOSITS	15,295	15,271
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	0	1,065
1.03	PERMANENT ASSETS	4,181,693	4,238,343
1.03.01	INVESTMENTS	4,180,323	4,236,995
1.03.01.01	ASSOCIATED COMPANIES	0	0
1.03.01.02	SUBSIDIARIES	4,172,885	4,228,944
1.03.01.03	OTHER INVESTMENTS	7,438	8,051
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,303	1,274
1.03.03	DEFERRED CHARGES	67	74

02.02 - BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2005	4 – 06/30/2005
2	TOTAL LIABILITIES	6,133,335	6,349,724
2.01	CURRENT LIABILITIES	369,028	298,431
2.01.01	LOANS AND FINANCING	135	92
2.01.02	DEBENTURES	270,751	217,056
2.01.03	SUPPLIERS	926	493
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	49,790	28,631
2.01.04.01	INDIRECT TAXES	2,817	2,814
2.01.04.02	TAXES ON INCOME	46,973	25,817
2.01.05	DIVIDENDS PAYABLE	44,791	50,206
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	2,635	1,953
2.01.08.01	PAYROLL AND SOCIAL CHARGES	193	513
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	286	113
2.01.08.03	EMPLOYEE PROFIT SHARING	1,778	1,322
2.01.08.04	OTHER LIABILITIES	378	5
2.02	LONG-TERM LIABILITIES	42,377	308,591
2.02.01	LOANS AND FINANCING	98	138
2.02.02	DEBENTURES	0	263,764
2.02.03	PROVISIONS	4,280	4,057
2.02.03.1	PROVISIONS FOR CONTINGENCIES	4,280	4,057
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	37,999	40,632
2.02.05.01	PAYROLL AND SOCIAL CHARGES	0	0
2.02.05.02	SUPPLIERS	0	0
2.02.05.03	INDIRECT TAXES	14,924	14,924
2.02.05.04	TAXES ON INCOME	23,075	25,708
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS’ EQUITY	5,721,930	5,742,702
2.05.01	CAPITAL	2,596,272	2,596,272
2.05.02	CAPITAL RESERVES	309,178	309,178
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	879,550	879,550
2.05.04.01	LEGAL	208,487	208,487
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	671,063	671,063
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,936,930	1,957,702

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2005 TO 09/30/2005	4 - 01/01/2005 TO 09/30/2005	5 - 07/01/2004 TO 09/30/2004	6 - 01/01/2004 TO 09/30/2004
3.01	GROSS REVENUE FROM SALES AND SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND SERVICES	0	0	0	0
3.04	COST OF SALES	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING INCOME/EXPENSES	(7,921)	(94,262)	107,190	233,550
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(9,170)	(22,453)	(5,120)	(13,743)
3.06.03	FINANCIAL	58,692	(46,797)	43,431	68,526
3.06.03.01	FINANCIAL INCOME	80,377	261,352	70,132	234,663
3.06.03.02	FINANCIAL EXPENSES	(21,685)	(308,149)	(26,701)	(166,137)
3.06.04	OTHER OPERATING INCOME	338	2,391	(614)	2,553
3.06.05	OTHER OPERATING EXPENSES	(1,181)	(3,188)	(2,493)	(5,682)
3.06.06	EQUITY GAIN (LOSS)	(56,600)	(24,215)	71,986	181,896
3.07	OPERATING INCOME	(7,921)	(94,262)	107,190	233,550
3.08	NON-OPERATING INCOME	544	2,520	97	(7,323)
3.08.01	REVENUES	687	2,685	0	0
3.08.02	EXPENSES	(143)	(165)	97	(7,323)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS	(7,377)	(91,742)	107,287	226,227
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(18,362)	(33,305)	(17,118)	(75,998)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTERESTS/ CONTRIBUTIONS	0	0	(469)	(3,278)
3.12.01	INTERESTS	0	0	(469)	(3,278)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	216,600	0	75,000
3.15	INCOME/LOSS FOR THE PERIOD	(25,739)	91,553	89,700	221,951
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	362,488,414	362,488,414	358,558,641	358,558,641
	EARNINGS PER SHARE		0.00025	0.00025	0.00062
	LOSS PER SHARE	(0.00007)

04.01-NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS
Quarter ended 09/30/2005

(In thousands of Brazilian reais)

1. OPERATIONS

Brasil Telecom Participações S.A. (“Company”) is a joint-stock publicly-held company, established in accordance with Article 189 of Law 9472/97 - General Telecommunications Law, as part of the TELEBRÁS spin-off process. The spin-off protocol and justification was approved in the Shareholders’ Meeting of May 22, 1998.

The Company has as corporate purpose to exercise the control of explored companies of fixed telephony public services in the Region II of the General Concession Plan (“PGO”) approved by the Decree 2,534, as of April 2, 1998. This control is exercised by means of Brasil Telecom S.A., which is a concessionary responsible for the Switched Fixed Telephone Service (“STFC”) in the Region II of the PGO. Additionally, the Company may take part in the capital of other companies.

The Company is registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the Brazilian Stock Exchange (BOVESPA), also composing Corporate Governance Level 1, and trades its ADRs on the New York Stock Exchange (NYSE).

The Company’s control is exercised by SOLPART Participações S.A. (“SOLPART”), corresponding, on the balance sheet date, to 51.00% of the voting capital and 18.78% of the total capital.

Direct subsidiaries

a. Brasil Telecom S.A.

Brasil Telecom S.A. is a concessionary responsible for the Switched Fixed Telephone Service (STFC) in Region II of the General Concessions Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. The Company has rendered STFC (local and long-distance calls) since July 1998 in an area of 2,859,375 square kilometers, which corresponds to 34% of the Brazilian territory.

With the recognition of the prior fulfillment in advance of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), required for December 31, 2003, the National Telecommunications Agency - ANATEL, on January 19, 2004, issued for Brasil Telecom S.A. authorizations to exploit STFC in the following service modalities: (i) Local and Domestic Long distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long-distance calls in Regions I, II and III of PGO. As a result of these authorizations the Company began to exploit the Domestic and International Long-distance services in all Regions I, II and III, as from January 22, 2004. In the case of Local Service in the new regions and sectors of the PGO, the service started being offered as from January 19, 2005.

Information related to the quality and universal service targets of the STFC are available to interested parties on ANATEL’s homepage (www.anatel.gov.br).

b. Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc.

The Company also holds the control of Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc. (“NTI”). The corporate purpose of these subsidiaries is the stake in the capital of Internet Group (Cayman) Limited (“IG Cayman”), which provides Internet access. On November 24, 2004, the company IG Cayman started taking part in the control of the Company, with the acquisition of stakes by Brasil Telecom Subsea Cable Systems (Bermuda) Ltd., an indirectly controlled company.

The stake of NTP and NTI in IG Cayman on the balance sheet date represented 9.25% and 0.16%, respectively. Jointly with Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. the total stake was 98.2% .

Indirect subsidiaries

The subsidiary Brasil Telecom S.A. holds, on the other hand, the control of the following companies:

a. 14 Brasil Telecom Celular S.A.

14 Brasil Telecom Celular S.A. (“BrT Celular”) is a wholly owned subsidiary incorporated in December 2002, to provide the Personal Mobile Service (“SMP”), with authorization to attend the same coverage area where the Company operates with STFC. During the fourth quarter of 2004, BrT Celular concluded its implementation process, surpassing the pre-operating stage to the beginning of its commercial operations.

b. BrT Serviços de Internet S.A.

BrT Serviços de Internet S.A. (“BrTI”) is a wholly-owned subsidiary providing internet services and correlated activities, which started its operations at the beginning of 2002.

During the second quarter of 2003, BrTI obtained control of the following companies:

(i) BrT Cabos Submarinos Group

This group of companies operates through a system of submarine fiber optics cables, with connection points in the United States, Bermuda Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers. It is comprised by the following companies:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”).

  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): in this partnership BrTI exercises direct control and total control jointly with BrT CSH.

  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd.(“BrT SCS Bermuda”): company incorporated in the Bermudas, by BrTI, in the second quarter of 2003. This company, on the other hand, holds the total shares of Brasil Telecom of America Inc. and Brasil Telecom de Venezuela, S.A.

In November 2004, Brasil Telecom S.A. started being its parent company, when it paid capital inputs which guaranteed a 74.16% ownership interest. The rest of the ownership interest belongs to BrTI.

IG Companies

On November 24, 2004 BrT SCS Bermuda acquired 63.0% of the total capital and, consequently, the ownership of the company Internet Group (Cayman) Limited (“IG Cayman”), incorporated in the Cayman Island. On July 26, 2005 BrT SCS Bermuda complemented the acquisition of more 25.6% of IG Cayman’s total capital, starting to hold a total ownership of 88.8% . Also considering investments of NTP and NTI, the Company’s total indirect ownership in IG Cayman increased to 98.2% . IG Cayman is a holding company which holds, in turn, the ownership of the companies Internet Group do Brasil Ltda. (“IG Brasil”) and Central de Serviços Internet Ltda., both established in Brazil.

The beginning of IG Companies’ activities took place in January 2000 and its operation is based on providing dial up access to the Internet, inclusively, its mobile internet portal related to mobile telephony in Brazil. They also render services of value added of broadband access to its portal and web page hosting and other services in the Internet market.

(ii) iBest Group

iBest Companies have their operations concentrated in providing dial up connection to the Internet, sale of advertising space for divulgation in its portal and value-added service with the availability of its Internet access accelerator.

BrTI acquired the iBest Group in June 2003, which is composed of the following companies: (i) iBest Holding Corporation, incorporated in the Cayman Islands, and Freelance S.A., established in Brazil.

c. MTH Ventures do Brasil Ltda.

On May 13, 2004, the Company acquired 80.1% of the voting capital of MTH Ventures do Brasil Ltda. (“MTH”), which, in turn, holds 100% of the capital of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”), former MetroRED Telecomunicações Ltda, (“MetroRED”).

A BrT Multimídia is service provider for a private telecommunications network through optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte and long-distance network connecting these major metropolitan commercial centers. It also has an Internet Solutions center in São Paulo, which offers co-location, hosting and other value added services.

d. Vant Telecomunicações S.A. (“VANT”)

On May 13, 2004, the Company began to hold the totality of the capital stock of VANT, when it acquired the remaining 80.1% .

VANT is a service provider for corporate network services founded in October 1999. Initially focused on a TCP/IP network, VANT operates throughout Brazil, and is present in the main Brazilian state capitals, offering a portfolio of voice and data products.

e. Other Service Provider Companies

The Company acquired at the end of 2004 the companies Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. These companies, which were not operating on the balance sheet date, aim at rendering services in general comprising, among others, the management activities of real states or assets.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, in accordance with Brazilian corporation law, rules of the Brazilian Securities Commission (CVM) and rules applicable to Switched Fixed Telecommunications Services (STFC) concessionaires.

As the Company is registered with the Securities and Exchange Commission (SEC), it is subject to its standards, and should prepare financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless otherwise demonstrated in each note. According to each situation, the notes to the financial statements present information related to the Company and the consolidated financial statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, provision for doubtful accounts, inventories and deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits for employees. The settlement of transactions involving these estimates may result in significant different amounts due to the inherent imprecision of the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and its subsidiaries mentioned in Note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances, as well as revenue and expenses of transactions among them;

  Elimination of the investor’s shareholdings, reserves and accumulated results in the investees; and

  Segregation of the portions of shareholders’ equity and result of minority shareholders, indicated in the specific items.

The reconciliation between net income and shareholders’ equity of the Parent Company and the Consolidated figures is as follows:

	NET INCOME		SHAREHOLDERS’ EQUITY
	09/30/05	09/30/04	09/30/05	06/30/05
PARENT COMPANY	91,553	221,951	5,721,930	5,742,702
Entries recorded directly in the shareholders’ equity of the Subsidiary
Time-Barred Dividends, Donations and Others	(5,165)	(13,946)	-	-
Interest capitalized in Subsidiary	2,620	2,620	(4,947)	(5,821)
CONSOLIDATED	89,008	210,625	5,716,983	5,736,881

Statements of Cash Flows

The Company presents as supplemental information, along with note 17, the statement of cash flows, prepared under the indirect method, in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Accountants (“IBRACON”).

Report per Segment

The Company presents, supplementary to note 41, the report per business segment. A segment is an identifiable component of the company, destined for service rendering (business segment), or provision of products and services which are subject to different risks and compensations different from those other segments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries which are reflected in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are short-term, high-liquidity investments, with immediate maturity. They are recorded at cost, plus income earned to the balance sheet date, not exceeding market value. The investment fund quotas are valued by the quota value on this same date.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the fee in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion, maintenance and also goods inventories for resale, mainly composed by cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as allowance for losses. About cell phones and accessories, the subsidiary BrT Celular records the adjustments for the trading prices held as of the balance sheet date, in the cases in which the acquisitions presented higher values.

Composition of inventories is stated in Note 19.

d. Investments: Investments in subsidiaries are valued using the equity method. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over a forecasted period of not more than ten years. Other investments are recorded at cost less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in long-term assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued at cost or market prices, when the latter is lower, and allowances for losses are recorded if required.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 26.

f. Deferred Charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 27. Amortization is calculated using the straight-line method, for the period of five years, in accordance with the legislation in force. When benefits are not expected from an asset, it is written off against non-operating income.

g. Income Tax and Social Contribution on Income: Income tax and social contribution of legal entity are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand.

h. Loans and Financing: Updated to the balance sheet date for monetary or exchange variations and interest incurred to the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recognized based on management’s risk assessment and measured based on economic grounds and legal counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Revenue Recognition: Revenues from services rendered are accounted for on an accrual basis. Local and long-distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded upon sale. For prepaid services subject to mobile telephony, the revenue is recognized in accordance with the utilization of services. A non-recognized revenue is recognized if there is a significant uncertainty in its realization.

k. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on overdue accounts receivable from services, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on Shareholders’ Equity is included in the financial expenses balance; for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects subject to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period from the beginning of the operations.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by three Institutions. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis.

As of December 31, 2001, the subsidiary Brasil Telecom S.A. recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts.

Complementary information on private pension plans is described in Note 6.

o. Profit Sharing: Provision for employee profit sharing is recognized on an accrual basis. The determination of the amount, which is paid in the year following the provision accounting, considers the goal program established with the category’s union, by means of a collective bargaining agreement, in conformity with the Law 10,101/00 and with the Company’s Bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding on the balance sheet date, which comprises the total number of shares issued, minus shares held in treasury.

4. RELATED-PARTY TRANSACTIONS

Related-party transactions refer to existing operations carried out by the Company with its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc.

Operations between related parties and the Company are carried out under normal prices and market conditions. The main transactions are:

Brasil Telecom S.A.

Dividends/Interest on Shareholders’ Equity: Out of the Interest on Shareholders’ Equity credited by the Subsidiary for the quarter, the amount of R$161,344 (R$157,283 in the same period in 2004) was destined for the Company. This amount was fully paid on May 16, 2005, net of the withheld tax installment, so no asset of such nature existed on the balance sheet date.

Loans with Subsidiary: Asset balance arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$ 55,578 (R$ 62,515 on June 30, 2005). The financial loss recognized against the income for the quarter, due to the reduction in the exchange rate, was R$ 10,477 (R$ 565 of financial gain in 2004).

Debentures: On January 27, 2001, the subsidiary issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the Company. The nominal value of these debentures will be paid in one installment equivalent to 40% with maturity on July 27, 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this asset is R$537,291 (R$ 977,827 on June 30, 2005), and the yield recognized in the income statement for the quarter represents R$ 111,754 (R$ 138,728 in 2004).

Expenses and Accounts Receivable: arising from transactions related to the use of installations and logistic support. The balance receivable is R$2,185 (R$ 2,149 on June 30, 2005) and the amounts recorded in the income statement for the quarter comprise operating expenses of R$3,244 (R$2,160 in 2004).

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note was made based on their materiality. Instruments whose values approximates their fair values, and risk assessment is not significant are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a. Credit Risk

The majority of the services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the subsidiary may incur losses arising from the difficulty in receiving amounts billed to its customers. In the quarter, the Company’s default was 2.68% of the gross revenue (2.97% in 2004). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

Concerning mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category is minimized with the adoption of a credit pre-analysis of eligible customers. Still in relation to postpaid service, whose client base at the end of the quarter was 27.2% (26.5% on June 30, 2005), the receivable accounts are also monitored in order to limit default and to cut the access to the service (out of phone traffic) if the bill is overdue for over fifteen days.

b. Exchange Rate Risk

Assets

The Company has loan agreements in foreign currency, and, therefore, subject to exchange rate fluctuation. The assets exposed to exchange rate risk are as follows:

PARENT COMPANY	CONSOLIDATED
	Book Value		Book Value
	09/30/05	06/30/05	09/30/05	06/30/05
Assets
Loan Agreements with Subsidiary	55,578	62,515	-	-
Loans and Financing	101,287	106,320	101,287	106,320
Total	156,865	168,835	101,287	106,320
Long-term	156,865	168,835	101,287	106,320

The loans receivable in dollars were transferred to the Company at the time of the split off of Telebrás. Due to their original characteristics, no financing is available on the market under similar conditions, which led to the presentation of the book value only.

Liabilities

The Company and the subsidiary Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 24.1% (25.3% on June 30, 2005) of the total liabilities of borrowings and consolidated financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company enters into exchange hedge agreements with financial institutions. Out of the installment of the debt consolidated in foreign currency, 69.1% is protected against exchange variation. Unrealized positive or negative effects of these operations are recorded in the profit and loss accounts as gain or loss. To the quarter, consolidated net losses totaled R$ 245,302 (R$ 44,105 of negative adjustments in 2004).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	09/30/05		06/30/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	233	233	230	230
Total	233	233	230	230
Current	135	135	92	92
Long-term	98	98	138	138

CONSOLIDATED
	09/30/05		06/30/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	957,875	1,000,018	1,050,695	1,079,155
Hedge Contracts	291,962	275,619	236,198	216,161
Total	1,249,837	1,275,637	1,286,893	1,295,316
Current	105,235	104,912	61,658	65,092
Long-term	1,144,602	1,170,725	1,225,235	1,230,224

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was future cash flows associated to each contracted instruments, minus the market rates in force on the balance sheet date.

c. Interest Rate Risk

Assets

The private debentures issued by subsidiary Brasil Telecom S.A were fully subscribed by the Company. For the Consolidated there are loans paid by the rates mentioned below, as well as income securities (CDB´s) invested with Banco de Brasília S.A., relating to the guarantee to tax incentive granted by the Federal District Government, whose program is called Program for the Sustainable and Economic Development Promotion of the Federal District – PRO-DF, and the compensation of these securities is equivalent to 95% of the SELIC rate.

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	09/30/05	06/30/05	09/30/05	06/30/05
Assets
Loans (including Debentures)
Debentures subject to CDI	537,291	977,827	-	-
Loans subject to CDI, IGP-M and Column 27 (FGV)	-	-	10,745	10,968
Income Securities:
Subject to the SELIC Rate	-	-	2,181	1,684
Total	537,291	977,827	12,926	12,652
Current	-	-	3,661	2,756
Long-term	537,291	977,827	9,265	9,896

The book values are equal to market values since the current conditions for contracting this type of financial instrument are similar to those in which they come from or do not have parameters for quotation or contracting.

The sum of the Company’s debentures, loans and financing concentrated in the subsidiary represents 85.4% (90.7% on June 30, 2005) of this type of assets.

Liabilities

In 2000, the Company issued private debentures convertible into preferred shares. This liability was contracted at the interest rate subject to TJLP. The risk subject to this liability arises from possible increase in this rate.

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates subject to indexing units (TJLP, UMBNDES, CDI etc.). The risk inherent in these liabilities arises from possible variations in these rates. The Parent Company has contracted derivative contracts to hedge 28.2% (35.3% on June 30, 2005) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates. The Company also issued non-convertible private and public debentures. These liabilities were contracted at interest rates tied to the CDI, and the risk linked with this liability is the result of the possible increase in the rate.

The aforementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY
	09/30/05		06/30/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP (including Debentures)	270,751	267,582	480,820	473,788
Total	270,751	267,582	480,820	473,788
Current	270,751	267,582	217,056	213,881
Long-term	-	-	263,764	259,907

CONSOLIDATED
	09/30/05		06/30/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP (including Debentures)	2,220,746	2,173,155	2,307,361	2,406,054
Loans subject to UMBNDES	234,308	234,967	219,820	224,116
Hedge on loans indexed to UMBNDES	44,872	32,965	44,193	34,764
CDI	523,838	523,244	546,150	544,300
Loans subject to IGPM	9,501	9,501	11,877	11,877
Loans subject to IGP/DI	17,844	17,844	11,928	11,928
Other loans	11,791	11,791	13,054	13,054
Total	3,062,900	3,003,467	3,154,383	3,246,093
Current	951,499	932,420	848,630	877,950
Long-term	2,111,401	2,071,047	2,305,753	2,368,143

Book and market values are equivalent because the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contraction.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not subject to amounts of accounts receivable. Telephony fee adjustments do not necessarily follow increases in local interest rates which affect the subsidiary’s debts. Consequently, a risk arises from this lack of linking.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded in liabilities. Details on this risk are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity method and stated at acquisition cost. Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc. are subsidiaries, the investments of which are carried under the equity accounting.

Investments valued at cost are immaterial in relation to total assets. The risks related to them would not cause significant impacts to the Company’s if losses were to occur on these investments.

In the balance sheet date the investments were represented as follows:

	09/30/05		06/30/05
	Book Value	Market Value	Book Value	Market Value
Investments	4,180,323	6,133,288	4,236,995	5,081,810
Equity in subsidiaries	4,172,885	6,125,850	4,228,944	5,073,759
Listed in Stock Exchange	4,136,349	6,089,314	4,191,217	5,036,032
Not Listed in Stock Exchange	36,536	36,536	37,727	37,727
Other investments	7,438	7,438	8,051	8,051

The investment quoted on the stock exchange refers to the interest in Brasil Telecom S.A., and its market value estimated based on the market quotations in trading between minority shareholders.

g. Temporary Cash Investment Risks

The Company has temporary cash investments in exclusive financial investment funds (FIFs), whose assets are constituted by post-fixed, pre-fixed and exchange rate federal securities, indexed to CDI, through the spread of these securities or future contracts with the Futures and Commodities Exchange - BM&F, exclusive financial investment funds (FIF), indexed to the exchange rate variation through US dollar future contracts with BM&F, overnight financial investments abroad, in own portfolio of Bank Deposit Certificates (CDB) issued by national financial institutions and in own portfolio of Deposit Certificates (CD) issued by financial institution abroad. Overnight investments, in the foreign exchange fund and in deposit certificates are subject to exchange rate risk, and CDB investments are subject to the credit risk of the issuing financial institution. The Company holds financial investments in the amount of R$ 856,480 (R$ 595,351 on June 30, 2005). Earnings accrued up to the balance sheet date are accounted as financial income and represent R$ 110,607 (R$ 66,581 in 2004). Amounts attributed to the consolidated statements are as follows: financial investments in the amount of R$ 2,306,768 (R$ 2,309,905 on June 30, 2005) and earnings accrued in the amount of R$ 297,095 (R$ 200,784 in 2004).

h. Risk Related to Rules

New Concession Agreements

On June 20, 2003, ANATEL ratified the Resolution 341, which forecasts new types of concession agreements, in force as from January 1, 2006 up to 2025. The new kind of concession agreement forecasts changes in how fees are adjusted, such as the General Price Index – Internal Supply (IGP-DI), would no more be used to set forth the fee adjustments based on the annual inflation rate. Consequently, the Company’s operations and competitive position can be affected by these changes.

Overlapping of Licenses

Since the receipt of the certification of compliance with the 2003 goals established by ANATEL, the subsidiary Brasil Telecom S.A. began to render domestic and international fixed telephony services, as well as mobile telephony services, the latter through its subsidiary 14 Brasil Telecom Celular S.A. If Telecom Itália International N.V. (“TII”) acquired a indirect controlling stake in Brasil Telecom S.A., this company and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered affiliates as provided for by the Brazilian telecommunications law, and the capacity to provide domestic and international fixed telephony services, as well as mobile telephony services, in the same regions as TIM would be under the risk to be ended by ANATEL. On January 16, 2004, ANATEL issued an Act establishing a 18 month period in which TII could reacquire a controlling stake in the Company, as long as TII does not participate or vote in any matters related to the superposition of services offered by Brasil Telecom S.A. and TIM, such as domestic and international long-distance call services and mobile telephony services. If, after this 18 month period, whose term starts when TII returns to the Company’s controlling block, according to ANATEL’s decision in the Act 41,780, as of January 16, 2004, and in the Act 51,450, as of July 7, 2005, the interested parties do not decide on the superposition of licenses, ANATEL will have the right to impose sanctions to all and any involved party.

Depending on Anatel’s final decision, these sanctions could have an unfavorable material effect in the business and operations of Brasil Telecom S.A. and consequently in the Company’s.

On April 28, 2005, TII and TIM and Brasil Telecom S.A. and BrT Celular executed an instrument called Merger Agreement and a related Protocol. Among others, this operation was explained by the management on that time as a possible solution of the superposition of licenses and regulatory authorization with TIM, to withdraw sanctions and penalties that could be imposed by ANATEL. The operation is the purpose of injunctions issued by the Brazilian Justice and the North American Justice. Whether the merger described above takes place or not, there is a possibility that some or all assets related to the mobile segment (see note 41) may lose value, as a consequence of the superposition of operations or sanctions of ANATEL. At the moment it is not possible to foresee what will be the result of these injunctions.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, its subsidiary Brasil Telecom S.A. and companies controlled by it. These companies are better described together, and can be referred to as “Brasil Telecom (Group)” and, for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor” or “Sponsors”

a. Supplementary Pension Plan

Brasil Telecom (group) sponsors supplementary pension plans related to retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”), former CRT, a company merged by the Company on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), which originated from certain companies of the former Telebrás System.

The Company’s Bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is subject to the acts signed with the foundations, with the consent of the Secretaria de Previdência Complementar - SPC, where applicable to the specific plans.

The plans sponsored are annually appraised by independent actuaries on the fiscal year closing date. For defined benefit plans mentioned in this note, the immediate recognition of actuarial gains and losses is adopted when the total liabilities for the plans that show a deficient condition are constituted. This measure has been applied since the 2001 financial year, when the regulations of CVM Resolution 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

Below the characteristics of the supplementary pension plans sponsored are described.

FUNDAÇÃO 14

Since the split of the only pension plan managed by SISTEL, PBS, in January 2000, the evolution tendency for a new stage was already estimated. Such stage would result in an own and independent management model for TCSPREV pension plan, by means of a specific entity to manage and to operate them, and this fact has become more and more evident throughout the years. This tendency also occurred in the main SISTEL pension plan sponsoring companies, which created their respective supplementary pension plan foundations. In this scenario, Fundação 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started as from March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the Secretaria de Previdência Complementar – SPC.

In accordance with the Transfer Agreement entered into between Fundação Sistel de Seguridade Social and Fundação 14 de Previdência Privada, SISTEL, by means of the Management Agreement, it will provide management and operation services of TCSPREV and PAMEC-BrT plans to Fundação 14, after the transferring of these plans, which took place on March 10, 2005, for a period of up to 18 months, while Fundação 14 organizes itself to take over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)

This defined contribution and settled benefit plan was introduced on February 28, 2000. On December 31, 2001, all the pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Secretaria de Previdência Complementar - SPC, due to the need for adjustments to the regulations. Thus, TCSPREV is constituted of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003 this plan was suspended to employees who wanted to be included in the supplementary pension plans sponsored by the Company, but it was reopened in February 2005. TCSPREV currently assists to around 61.9% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged to TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV
Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the Company, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. In the case of the PBS-TCS group, the sponsor’s contribution in the quarter was 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In the quarter, contributions by the sponsor to the TCSPREV group represented, on average, 6.32% of the payroll of the plan participants. For employees, the average was 5.71% .

The contribution by the company in the quarter totaled R$ 11,320 (R$ 10,847 in 2004).

PAMEC-BrT
The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

The supplementary pension plan which remains under SISTEL’s management comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000 (PBS-A). SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Health Care Plan for Retired Employees/ PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001 and beneficiaries of the plans of definite benefits PBS’s of other sponsors of the SISTEL. According to a legal/actuarial appraisal, the sponsor’s liability is exclusively limited to future contributions. During 2004, an optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PCE.

Contributions Established for the Plans

PBS-A
Contributions may occur in case of accumulated deficit. On December 31, 2004, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
This plan is sponsored with contributions of 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PCE are also carried out.

Contributions to PAMA, in the part attributed to the Sponsor, in the quarter totaled R$ 82 (R$ 86 in 2004).

FUNDAÇÃO BrTPREV

The main purpose of the Company sponsoring BrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV
 Defined contribution and settled benefits in October 2002 plan to provide supplementary social security benefits in addition to those of the official social security and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan has remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was interrupted. Nowadays, this plan assists around 37.7% of the staff.

Fundador - Brasil Telecom and Alternativo - Brasil Telecom
Defined benefit plans, destined to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants. Currently, these plans assist around 0.3% of the staff.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company, which is responsible for the costing of all administrative expenses and risk benefits. In the quarter contributions by the sponsor represented on average 6.19% of the payroll of the plan participants, whilst the average employee contribution was 5.41% .

In the quarter the Company’s contributions were R$ 6,602 (R$ 4,140 in 2004).

Fundador – Brasil Telecom and Alternativo - Brasil Telecom
The regular contribution by the sponsor in the quarter was an average of 3.93% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate was 3.93% . With the Alternative-Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Company in the quarter were R$ 11 (R$ 13 in 2004).

The amortizable mathematical reserve, related to the current amount of the sponsor’s supplementary contribution, in view of the actuarial failure of the plans managed by FBrTPREV, has the maximum settlement period of 20 years as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Plan Department, dated January 25, 2002. Out of the maximum period established, there are 16 years and three months left for the total settlement. The contributions amortized in the quarter were R$ 74,001 (R$ 68,386 in 2004).

An intermediate actuarial revaluation of the Plans Fundador – Brasil Telecom and Alternativo – Brasil Telecom was carried by independent actuaries on the reference date as of August 31, 2005, which presented the following net actuarial liabilities:

ASSETS AND LIABILITIES RECONCILIATION

Actuarial Liabilities with Granted Benefits	1,099,068
Actuarial Liabilities with Benefits to be Granted	67,645
(=) Total Present Value of Actuarial Liabilities	1,166,713
Fair Value of the Plan’s Assets	(599,104)

(=) Net Actuarial Liabilities on August 31, 2005	567,609

(-) Provision Balance for Pension Funds on the Revaluation Date	484,347

(=) Addition to Provision for Pension Funds, Recorded in contra-entry of the operating expense	83,262

Supplementary amounts recorded by the subsidiary Brasil Telecom S.A. are related to the following facts:

(i)	Correction of data base of pension plan death benefits related to the constitution of the family group; and

(ii)	Granted benefits purchasing power increase, by the inflation rate accrued from January to September 2004, related to the last salary adjustment.

b. Stock Option Plan for Management and Employees

The Extraordinary Shareholders’ Meeting from the subsidiary Brasil Telecom S.A. held on April 28, 2000, approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance objectives established by the Board of Directors for a five-year period. Up to September 30, 2005, no stock had been granted.

Program B

The price of exercising is established by the management committee based on the market price of 1000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

	First Grant		Second Grant		Third Grant
	From	End of period	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	01/01/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

The information related to the general plan to grant stock options is summarized below:

	09/30/05
	Preferred stock options (thousand)	Average exercise price R$
Balance as of 06/30/05	1,415,119	13.00
Balance as of 06/30/05	1,415,119	13.00

There has been no grant of options for purchase of stocks exercised in the quarter and the representative ness of the balance of the options before the total outstanding stocks for the Company Brasil Telecom S.A. is 0.26% (0.26% on June 30, 2005).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black&Scholes method, for the Company would be R$ 1,171 (R$ 933 in 2004).

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and other.

7. PROVISIONS FOR CONTINGENCIES

The Company and its subsidiaries periodically performs an assessment of its contingency risks, and also reviews its lawsuits taking into consideration the legal, economic, tributary and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal advisors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company, and of service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation on the account of the legal advisors of the Company, its subsidiaries and tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephone plans.

Classification by Risk Level

Contingencies with a Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	09/30/05	06/30/05	09/30/05	06/30/05
Labor	-	-	438,562	426,174
Tax	3,622	3,408	93,183	96,413
Civil	658	649	224,509	217,076
Total	4,280	4,057	756,254	739,663
Current	-	-	304,840	297,000
Long-term	4,280	4,057	451,414	442,663

Labor

In the current fiscal year an increase in the provision for labor contingencies in the amount of R$ 24,342 was verified in the quarter. This variance is caused by recognition of monetary restatements and effects of the reassessment of contingent risks that determine the additional recognition for the provision in the amount of R$ 81,573, new additions amounting to R$ 14,006, reclassification of other liabilities in the amount of R$ 1,493 and reduction motivated by payments which totaled R$ 72,730.

The main objects that affect the provisions for labor claims are the following:

(i)	Additional Remuneration - related to the claim for payment of additional remuneration for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)	Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii)	Career Plan - related to the request for application of the career and salaries plan for employees of the Brasil Telecom S.A. Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by formerly Telesc;

(iv)	Joint Responsibility - related to the request to ascribe responsibility to the subsidiary, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers;

(v)	Overtime – refers to the salary and additional payment plea due to labor supposedly performed beyond the contracted work time;

(vi)	Reintegration – plea due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of rescission of labor contract without cause; and

(vii)	Request for the regulation application which established the payment of the incident percentage on the Company’s income, attributed to the Santa Catarina Branch.

Tax

In the quarter there was a reduction for the Consolidated of R$ 19,519, represented by the entry of new shares at the amount of R$ 4,144, monetary restatements of R$ 11,166, a decrease of R$ 30,794 by reassessment of contingent risks and monetary restatement at the amount of R$ 4,035.

The lawsuits provided refer to the following controversies:

(i)	Social Security – related to the non-collection of incident social security in the payment made to cooperatives, as well as the breakdown of the contribution’s salary;

(ii)	Federal Revenue Department - Incorrect compensation of tax losses; and

(iii)	CPMF - Non-collection of the contribution on financial activities in the year of 1999.

Civil

In the quarter, there was a net increase of R$ 9,207 for the Consolidated, resulting from the reassessment of contingent risks and monetary restatement at the amount of R$ 33,118, as well as new suits totaling R$ 34,354 and payments at the amount of R$ 58,265.

The lawsuits provided are the following:

(i)	Review of contractual conditions - Lawsuit where a company which supplies equipment filed legal action against the subsidiary Brasil Telecom S.A., asking for a review of contractual conditions due to economic stabilization plans;

(ii)	Contracts of Financial Participation - It has been signed with TJ/RS the position related to the incorrect procedure previously adopted by the former CRT, current Rio Grande do Sul Branch, owned by the subsidiary Brasil Telecom S.A., in the processes related to the compliance with the rule issued by the Ministry of Communications; and

(iii)	Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies with a Possible Risk

The position of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	09/30/05	06/30/05	09/30/05	06/30/05
Labor	-	-	586,638	607,477
Tax	21,739	19,870	2,029,953	1,465,357
Civil	-	-	1,464,323	1,318,713
Total	21,739	19,870	4,080,914	3,391,547

Labor

The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint/subsidiary responsibility, the evaluation of which processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. In addition to the subjects cited, the request for remunerative consideration for hours of work supposedly exceeding the normal agreed workload of hours also contributed to the amount mentioned.

Tax

The increase which took place in the quarter for the Consolidated, of R$ 778,244 refers to the entrance of new contingencies at the amount of R$ 79,714, reevaluation of risk degree and amounts totaling R$ 502,415 and monetary restatements of R$ 196,115.

The main lawsuits considered as possible loss are presented as follows:

(i)	Notices of INSS, with defenses in headquarters or courts, examining the value composition in the contribution salary owed by the company and that the Company’s legal advisors do not believe there is an incidence of social security contribution;

(ii)	Federal Taxes - notices due to supposed lack of collection;

(iii)	Public civil suits questioning the supposed transfer of PIS and COFINS to the final consumers;

(iv)	ICMS - On international calls;

(iv)	ICMS - Differential of rate in interstate acquisitions;

(v)	ICMS - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(vi)	ISS (Service Tax) - Not collected and/or under-collected; and

(vii)	Withholding tax (IRRF) - Operations related to hedge for covering debts.

Civil

The increase occurred in the Consolidated in the quarter was of R$ 457,989 and is represented, mainly, by the increment of R$ 516,892 related in its majority to shares resulting from the capitalization process, for which a higher number of shares in the capital stock in relation to what was issued is demanded, as well as corresponding demanded dividends. The other reducing variation of R$ 58,903 is comprised, basically, of monetary restatements and revaluations of values of existing causes.

The main lawsuits are presented as follows:

(i)	They are attributed to Brasil Telecom S.A. and refer to retributions in shares resulting from PCT, in which the plaintiffs intend the retribution in shares related to agreements arising from the Common Telephony Program (PCT);

(ii)	Lawsuits of a consumerist nature;

(iii)	Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied in a contract for rendering of services, review of conversion of installments in URV and later in real, related to the supply of equipment and rendering of services; and

(iv)	Customer service points - Public civil lawsuits arising from the closing of customer attendance points.

Contingencies with a Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk to the amount of R$ 57,027 (R$ 54,219 on June 30, 2005) for the Company and R$ 1,385,065 (R$ 1,772,733 on June 30, 2005) for Consolidated.

Letters of Guarantee

The Company has contracts for letters of guarantees signed with financial institutions, as a complementary guarantee for lawsuits in provisory execution, in the amount of R$ 13,740 (R$ 13,740 on June 30, 2005). These guarantees are contracted for an undetermined period and the compensation is 0.65% p.a. to 1.20% p.a., representing an average rate of 0.87% p.a. For consolidated effects, the letters of guarantee with this purpose represent R$ 584,300 (R$ 471,726 on June 30, 2005), compensated at interest which vary from 0.50% to 2.00%, with average compensation equivalent to 0.90% p.a.

The judicial deposits related to contingencies and contested taxes (suspended demand) are described in Note 23.

8. SHAREHOLDERS’ EQUITY

a. Capital Stock

The Company is authorized to increase its capital stock by means of a resolution of the Board of Directors to a total limit of 700,000,000,000 (seven hundred billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of new preferred shares without voting rights.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company's capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares can be excluded, in the cases stipulated in article 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the sole paragraph of articles 11 and 14 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$ 2,596,272 (R$ 2,596,272 on June 30, 2005) represented by shares without par value as follows:

In thousands of share
Type of Shares	Total Shares		Treasury Stock		Outstanding Shares
	09/30/05	06/30/05	09/30/05	06/30/05	09/30/05	06/30/05
Common	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred	229,937,526	229,937,526	-	-	229,937,526	229,937,526
Total	363,969,214	363,969,214	1,480,800	1,480,800	362,488,414	362,488,414

	09/30/05	06/30/05
Net Equity per thousand Outstanding Shares (R$)	15.79	15.84

b. Treasury Stock

In the determination of the calculation of net equity per thousand shares the common shares held in treasury are maintained, which are originated from the following repurchasing program during the years 2002 and 2004.

Treasury stock comes from repurchase programs, and on September 13, 2004 a material fact was published, relating to the last proposal approved by the Company’s Board of Directors, for the repurchase of preferred and common shares issued by the Company, to remain held in treasury or to be cancelled, or subsequent disposal, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of common and preferred shares outstanding in the market; and (iii) the period determined for the acquisition was 365 days, in accordance with CVM Instruction 390/03.

The exchange of treasury stock is presented as follows:

	09/30/05		06/30/05
	Common shares (thousands)	Amount	Common shares (thousands)	Amount
Opening balance in the quarter	1,480,800	20,846	1,480,800	20,846
Closing balance in the quarter	1,480,800	20,846	1,480,800	20,846

Unit historical cost in the acquisition of treasury stock (R$)	09/30/05	06/30/05
Average	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00

The unit cost of acquisition considers the totality of stock repurchase programs.

There were no disposals of these purchased common shares up to the on the balance sheet date.

Market value of Treasury Stock

The market value of treasury stock on the balance sheet date was the following:

	09/30/05	06/30/05
Number of common shares held in treasury (thousand shares)	1,480,800	1,480,800
Quote per lot of thousand shares on BOVESPA (R$)	33.00	25.68
Market value	48,866	38,027

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	09/30/05	06/30/05
Book Value	1,957,776	1,978,548
Treasury Stock	(20,846)	(20,846)
Balance, Net of Shares Held in Treasury	1,936,930	1,957,702

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Goodwill Reserve in the Subscription of Shares: results from the difference between the amount paid on subscription, and the portion allocated to capital.

Other Capital Reserves: formed by the contra entry of the funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital, or to offset losses.

Unrealized Profit Reserve: recognized in the year in which the amount of the mandatory dividend, calculated in accordance with the statutory provisions or with article 202 of Law 6,404/76, exceeds the realized portion of net income. The reserve can offset losses in subsequent years or, when realized, comprise the calculation of net income adjusted for dividend payments. According to the restatement required by Law 10,303/01, the income recorded under the unrealized profit reserve as from 2002 financial year should be considered at the value of the dividend postponed. However the unrealized profit reserve formed under the previous regulations, when realized, will continue to form part of the calculation base for the dividends, this case of unrealized profit reserves existed in the Company.

Retained Earnings: Comprises the remaining balances of net income, adjusted according to the terms of article 202 of Law 6,404/76, or by the recording of adjustments from prior years, if applicable.

The retained earnings account presented in the current year, up to the balance sheet date, a negative net movement of R$ 414,127, represented by R$ 216,600 of credit from interest on shareholders’ equity, R$ 300,000 of additional dividends resolved by the Annual General Meeting (A.G.O.) as of April 29, 2005, R$ 91,553 of earnings in the period, and R$ 10,920 relating to prescribed dividends reverted to shareholders’ equity.

e. Dividends and Interest on Shareholders’ Equity

The dividends are calculated in the end of the financial year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company bylaws.

As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (JSCP), under the terms of article 9, paragraph 7, of Law number 9,249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend, in accordance with article 44 from social statute.

JSCP credited to shareholders and that will be attributed to dividends, net of income tax, as part of the proposal for appropriation of income for the fiscal year of 2005, to be presented for approval at the shareholders’ annual general meeting, were as follows:

	09/30/05	09/30/04
Interest on Shareholders’ Equity – JSCP – Credited	216,600	75,000
Common Shares	79,204	27,986
Preferred Shares	137,396	47,014
Withholding Income Tax (IRRF)	(32,490)	(11,250)
Net JSCP	184,110	63,750

The Company’s Annual General Meeting, held on April 29, 2005, resolved on the additional dividend payment on the account of retained earnings, in the amount of R$ 300,000, which was made available to shareholders for payment as from May 23, 2005. The additional amount comprised all the types of shares, proportionally to the respective stakes in the Company’s capital stock.

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

CONSOLIDATED
	09/30/05	09/30/04

Fixed Telephony Service

Local Service	5,312,917	5,075,873
Activation fees	19,683	26,186
Basic subscription	2,613,190	2,277,825
Measured Service	1,041,399	1,072,543
Inter-Network - VC1	1,582,098	1,627,524
Rent	1,125	1,215
Other	55,422	70,580

Long-distance Service	2,284,425	1,897,002
Intra-Sector Fixed	751,727	814,697
Intra-Regional Fixed (Inter Sector)	298,471	304,101
Inter-Regional Fixed	229,500	140,500
Inter-Network – VC2 and VC3	957,546	617,737
International	47,181	19,967

Interconnection	485,250	553,164
Fixed x Fixed	300,720	356,274
Mobile x Fixed	184,530	196,890

Lease of Means	223,300	172,455
Public Telephony	351,129	355,594
Supplementary Services, Intelligent Network and Advanced Telephony	342,379	320,374
Other	27,763	23,543

Total of Fixed Telephony Service	9,027,163	8,398,005

Mobile Telephony Service

Telephony	296,437	-
Subscription	122,640	-
Application	141,801	-
Roaming	1,271	-
Interconnection	25,738	-
Other Services	4,987	-

Sale of Goods	183,538	-
Cell Phones	170,498	-
Electronic Cards - Brasil Chip, Accessories and Other Goods	13,040	-

Total of Mobile Telephony Service	479,975	-

Data Communication Services and Others

Data Communication	1,082,155	759,233
Other Main Activities Services	288,567	104,182

Total of Data Communication Services and Others	1,370,722	863,415

Gross Operating Revenue	10,877,860	9,261,420

Deductions from Gross Revenue	(3,331,064)	(2,662,634)
Taxes on Gross Revenue	(3,116,633)	(2,570,058)
Other Deductions on Gross Revenue	(214,431)	(92,576)

Net Operating Revenue	7,546,796	6,598,786

10. COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the generation of services rendered and goods sold are as follows:

CONSOLIDATED
	09/30/05	09/30/04
Interconnection	(1,761,286)	(1,650,290)
Depreciation and Amortization	(1,704,902)	(1,620,361)
Third-Party Services	(600,191)	(476,727)
Rent, Leasing and Insurance	(305,876)	(252,254)
Goods Sold	(225,151)	-
Personnel	(115,530)	(87,927)
Material	(53,605)	(66,809)
FISTEL	(50,434)	(10,567)
Connection Means	(46,902)	(31,418)
Other	(3,996)	(5,448)
Total	(4,867,873)	(4,201,801)

11. COMMERCIALIZATION OF SERVICES

The expenses related to commercialization activities are detailed according to the following nature:

CONSOLIDATED
	09/30/05	09/30/04
Third-Party Services	(637,099)	(309,790)
Losses on Accounts Receivable (1)	(291,828)	(280,966)
Personnel	(185,093)	(99,552)
Material	(22,609)	(1,301)
Depreciation and Amortization	(12,312)	(4,095)
Rent, Leasing and Insurance	(4,901)	(3,065)
Other	(23)	(205)
Total	(1,153,865)	(698,974)
(1) Includes Provision for Doubtful Accounts

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	09/30/05	09/30/04	09/30/05	09/30/04
Third-Party Services	(11,627)	(6,560)	(543,475)	(385,605)
Depreciation and Amortization	(282)	(1,536)	(206,130)	(151,900)
Personnel	(6,797)	(3,934)	(173,022)	(115,347)
Rent, Leasing and Insurance	(3,680)	(1,657)	(32,259)	(30,845)
Material	(56)	(50)	(10,759)	(3,300)
Other	(11)	(6)	(1,459)	(827)
Total	(22,453)	(13,743)	(967,104)	(687,824)

13. OTHER OPERATING INCOME (EXPENSES)

The remaining income and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/05	09/30/04	09/30/05	09/30/04
Fines	(8)	(1,739)	62,829	45,257
Recovered Taxes and Expenses	775	2,344	60,611	60,383
Operational Infrastructure Rent and Other	-	-	48,989	35,065
Administrative and Technical Services	1,599	209	38,486	47,852
Agreement with TIM (Co-billing)	-	-	18,272	-
Provision/Reversal of Other Provisions	-	-	11,268	19,774
Investment Dividends Evaluated by Acquisition Cost	-	-	1,528	-
Contingencies – Provision	(902)	(367)	(147,568)	(128,382)
Provision for Pension Funds	-	-	(93,892)	(7,075)
Amortization of Goodwill in Investment Acquisition	(1,409)	(1,409)	(75,097)	(48,130)
Taxes (Other than on Gross Revenue, Income and Social	(667)	(308)	(56,605)	(36,415)
Contribution Taxes)
Labor Indemnifications and Other	-	-	(10,372)	(32)
Court Fees	-	-	(7,207)	(2,836)
Donations and Sponsorships	-	-	(6,972)	(7,570)
Loss on Write-off of Maintenance/Resale Inventories	-	-	(445)	(2,338)
Write-off of Prepayments and Other Credits	-	(1,653)	-	(1,653)
Other Revenues (Expenses)	(185)	(206)	(3,682)	(10,162)
Total	(797)	(3,129)	(159,857)	(36,262)

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	09/30/05	09/30/04	09/30/05	09/30/04
Financial Income	261,352	234,663	745,289	411,634
Local Currency	260,490	231,210	445,028	370,548
On Rights in Foreign Currency	862	3,453	300,261	41,086
Financial Expenses	(308,149)	(166,137)	(1,230,043)	(848,168)
Local Currency	(61,486)	(87,801)	(495,141)	(584,003)
On Liabilities in Foreign Currency	(30,063)	(3,336)	(439,546)	(108,348)
Interest on Shareholders’ Equity	(216,600)	(75,000)	(295,356)	(155,817)
Total	(46,797)	68,526	(484,754)	(436,534)

The Interest on Shareholders’ Equity was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NON-OPERATING EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	09/30/05	09/30/04	09/30/05	09/30/04
Amortization of Special Goodwill in the Merger (CVM Instruction 319/99)	-	(158,289)	(141,995)	(300,284)
Reversal of Provision for Maintenance of Integrity of Shareholders’
Equity (CVM Instruction 349/01)	-	158,289	141,995	300,284
Amortization of Goodwill in the Merger	-	-	(98,869)	(93,011)
Result in the Write-off of Fixed and Deferred Assets	51	-	(15,589)	(65,990)
Provision/Reversal for Investment Losses	82	(14)	(1,259)	(13,518)
Provision/Reversal for Realization Amount and Fixed Asset Losses	-	-	7,421	5,789
Investment Gain (Loss)	2,387	(7,309)	2,387	(7,309)
Other Non-operating Income (Expenses)	-	-	(286)	(3,913)
Total	2,520	(7,323)	(106,195)	(177,952)

16. INCOME TAX AND SOCIAL CONTRIBUTION ON EARNINGS

     Income tax and social contribution on earnings are booked on accrual basis, being temporary differences deferred. The provision for income and social contribution taxes recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
Income Before Taxes and After Employee and Management Profit Sharing	09/30/05	09/30/04	09/30/05	09/30/04
	(91,742)	222,949	(192,852)	316,169
Income of Subsidiaries which are Not Subject to Income Tax and Social Contribution	-	-	60,664	28,136
Total Taxable Income	(91,742)	222,949	(132,188)	344,305
Legal Entity Income Tax – IRPJ
Expense Related to Income Tax (10%+15%=25%)	22,935	(55,738)	33,047	(86,076)
Permanent Additions	(49,437)	(3,156)	(61,828)	(58,645)
Amortization of Goodwill	(352)	(352)	(33,126)	(33,357)
Equity Accounting	(47,681)	(9)	-	(872)
Non-operating Equity Accounting	-	(1,827)	(1)	(1,827)
Investment Loss	-	-	-	(12,899)
Other Additions	(1,404)	(968)	(28,701)	(9,690)
Permanent Exclusions	1,947	6,162	10,956	18,674
Equity Accounting	1,888	6,162	-	541
Dividends of Investments Valuated by Acquisition Cost	-	-	382	90
Federal Tax Recoverable	-	-	3,956	4,882
Other Exclusions	59	-	6,618	13,161
Compensation of Tax Losses	-	-	2,499	-
Other	17	(3,561)	711	(1,041)
IRPJ Expenses in the Statement of Income	(24,538)	(56,293)	(14,615)	(127,088)
Social Contribution on Net Income - CSLL
Expense Related to Social Contribution Tax (9%)	8,257	(20,066)	11,897	(30,987)
Permanent Additions	(17,725)	(943)	(21,231)	(19,809)
Amortization of Goodwill	(127)	(127)	(11,925)	(12,008)
Equity Accounting	(17,165)	(3)	-	(314)
Non-operating Equity Accounting	-	(658)	-	(658)
Exchange Variation on Investments	-	-	(5,486)	-
Investment Loss	-	-	-	(4,643)
Other additions	(433)	(155)	(3,820)	(2,186)
Permanent Exclusions	701	2,218	3,874	5,588
Equity Accounting	465	2,218	-	195
Dividends of Investments Valuated by Acquisition Cost	-	-	138	32
Federal Tax Recoverable	-	-	1,424	1,758
Other exclusions	236	-	2,312	3,603
Compensation of Negative Calculation Basis	-	-	899	-
Other	-	(914)	-	379
Effect of CSLL in the Statement of Income	(8,767)	(19,705)	(4,561)	(44,829)
Effect of IRPJ and CSLL in Statement of Income	(33,305)	(75,998)	(19,176)	(171,917)

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Cash	4	17	4,793	5,389
Bank Accounts	160	226	34,535	56,285
Temporary Cash Investments	856,480	595,351	2,306,768	2,309,905
Total	856,644	595,594	2,346,096	2,371,579

Total temporary cash investments represent amounts invested in exclusive funds managed by financial institutions and guaranteed by federal securities with average yield equivalent to DI CETIP (CDI), in exclusive funds managed by financial institutions and guaranteed by US dollar future contracts traded in the Futures and Commodities Exchange (BM&F), overnight financial investments abroad that earn exchange rate variation plus interest of 3.00% p.a., in deposit certificates issued by financial institutions overseas and in bank deposit certificates issued by prime financial institutions with average yield equivalent to CDI.

The breakdown of temporary cash investment portfolio is presented below, on the balance sheet date:

PARENT COMPANY
	09/30/05
Financial Institution	Investments Nature			Rectifier		Total
	LFT	LTN (swap coverage)	Over Selic	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	42,714	64,565	207	(782)	(10)	106,694
Banco do Brasil	154,463	54,448	19	(2,701)	(4)	206,225
Bradesco	34,011	43,043	5,800	(1,027)	(37)	81,790
Citigroup	44,422	202,334	98	(3,017)	(17)	243,820
Itaú	66,691	36,647	-	(754)	15	102,599
Safra	110,943	4,830	1,011	(1,432)	-	115,352
Total of Exclusive Funds	453,244	405,867	7,135	(9,713)	(53)	856,480
Total of Temporary Cash Investments	453,244	405,867	7,135	(9,713)	(53)	856,480

CONSOLIDATED
	09/30/05
Financial Institution	Investments Nature
	LFT	LTN (swap coverage)	Overnight	Over Selic	NBC-E	NTN-D
Exclusive Funds
ABN Amro	97,889	147,964	-	474	-	-
Banco do Brasil	355,404	70,761	-	1,290	-	-
Bradesco	34,011	43,043	-	5,800	-	-
CEF	37,106	65,070	-	2,552	-	-
Citigroup	46,941	213,809	-	104	-	-
Itaú	146,419	80,458	-	18	-	-
Safra	129,104	95,256	-	2,905	-	-
Santander	75,512	113,058	-	40,694	17,140	11,167
Unibanco	193,392	35,166	-	10	-	-
Total of Exclusive Funds	1,115,778	864,585	-	53,847	17,140	11,167
Other Investments	-	-	200,212	-	-	-
Total of Temporary Cash Investments	1,115,778	864,585	200,212	53,847	17,140	11,167

CONSOLIDATED
	09/30/05
Financial Institution	Investments Nature		Rectifier		Total
	Open Investment Funds (Fixed Income)	Bank Deposits Certificates	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	-	-	(2,526)	(24)	243,777
Banco do Brasil	-	-	(3,646)	(20)	423,789
Bradesco	-	-	(1,027)	(37)	81,790
CEF	-	-	(1,502)	(6)	103,220
Citigroup	-	-	(3,206)	(18)	257,630
Itaú	-	-	(2,153)	15	224,757
Safra	-	-	(2,949)	-	224,316
Santander	-	-	(2,929)	-	254,642
Unibanco	-	-	(2,320)	(8)	226,240
Total of Exclusive Funds	-	-	(22,258)	(98)	2,040,161
Other Investments	37,744	28,651	-	-	266,607
Total of Temporary Cash Investments	37,744	28,651	(22,258)	(98)	2,306,768

Liabilities from exclusive funds are restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities. The funds’ creditors do not have funds against the Company’s general credit.

Statement of Cash Flow

PARENT COMPANY	CONSOLIDATED
	09/30/05	09/30/04	09/30/05	09/30/04
Operations
Net Income for the Period	91,553	162,152	89,008	210,625
Minority Interest	-	59,800	(5,680)	89,444
Income Items that do not Affect Cash Flow	94,984	(125,566)	3,412,362	3,083,403
Depreciation and Amortization	1,691	2,945	2,097,309	1,917,497
Losses on Accounts Receivable from Services	-	-	249,950	284,702
Provision for Doubtful Accounts	-	-	41,878	6,615
Provision for Contingencies	902	367	147,568	128,383
Provision for Pension Funds (1)	-	-	93,892	7,075
Deferred Taxes	11,938	(12,201)	392,420	168,408
Income in the Write-off of Permanent Assets	(133)	14	15,646	80,053
Financial Charges	58,758	57,896	376,086	482,036
Equity Accounting	24,215	(181,896)	-	-
Investment gain/loss	(2,387)	7,309	(2,387)	8,634
Changes in Assets and Liabilities	330,612	173,622	(1,367,830)	(942,598)
Cash Flow from Operations	517,149	270,008	2,127,860	2,440,874

Financing
Dividends/Interest on Equity paid during the Period	(689,597)	(187,840)	(872,758)	(255,672)
Loans and Financing	(243,866)	(254,231)	(736,575)	595,898
Loans obtained	-	-	269,561	2,008,718
Loans paid	(163,673)	(191,582)	(588,573)	(1,078,127)
Interest paid	(80,193)	(62,649)	(417,563)	(334,693)
Additions of Shareholders’ Equity	-	-	5,164	13,946
Acquisition of own shares	-	-	(62,272)	-
Other cash flow from financing	2,387	-	30,167	6,101
Cash Flow from Financing	(931,076)	(442,071)	(1,636,274)	360,273

Investments
Financial Investments (including Debentures)	443,621	482,661	2,742	(553)
Providers of Investments	706	(179)	(194,720)	466,238
Income obtained from the sale of Permanent Assets	62	-	3,173	6,028
Investments in Permanent Assets	(2,601)	234	(1,183,278)	(1,824,018)
Investments	(2,601)	234	(1,183,278)	(1,653,141)
Investments for Acquisition of New Companies	-	-	-	(170,877)
Acquisition Value	-	-	-	(174,542)
Aggregated Cash and Cash Equivalents	-	-	-	3,665
Other cash flow from investments	-	(8)	-	(5,053)
Cash Flow from Investments	441,788	482,708	(1,372,083)	(1,357,358)

Cash Flow for the Period	27,861	310,645	(880,497)	1,443,789

Cash and Cash Equivalents
Closing Balance	856,644	801,536	2,346,096	3,400,445
Opening Balance (on December 31)	828,783	490,891	3,226,593	1,956,656
Changes in Cash and Cash Equivalents	27,861	310,645	(880,497)	1,443,789
(1) Due to the highlight of Provision for Pension Funds, the amounts of this account attributed to the comparison period on September 30, 2004 were reclassified.

18. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

CONSOLIDATED
	09/30/05	06/30/05
Billed Amounts	1,553,984	1,476,145
Unbilled Amounts	978,563	968,806
Sales of Goods	82,131	72,043
Subtotal	2,614,678	2,516,994
Allowance for Doubtful Accounts	(283,516)	(266,765)
Services Rendered	(279,468)	(262,349)
Sales of Goods	(4,048)	(4,416)
Total	2,331,162	2,250,229

Current	1,652,882	1,635,384
Past Due
01 to 30 Days	439,290	393,236
31 to 60 Days	152,115	145,929
61 to 90 Days	101,166	89,069
91 to 120 Days	71,995	67,673
Over 120 Days	197,230	185,703

19. INVENTORIES

The maintenance and resale inventories, to which provisions for losses or adjustments at the forecast in which they must be realized are constituted, are composed as follows:

CONSOLIDATED
	09/30/05	06/30/05
Inventories for Resale (Cell Phones and Accessories)	102,342	118,692
Maintenance Inventories	14,933	14,083
Provision for the Adjustment to the Realization Value	(41,589)	(52,246)
Provision for Probable Losses	(7,033)	(7,064)
Total	68,653	73,465

20. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Loans
Loans to Subsidiary	55,578	62,515	-	-
Loans	101,287	106,320	112,032	117,288
Financing
Debentures of Subsidiary	537,291	977,827	-	-
Total	694,156	1,146,662	112,032	117,288
Current	-	-	3,661	2,756
Long-term	694,156	1,146,662	108,371	114,532

The loans and financing account includes the amount of R$101,287 (R$ 106,320 on June 30, 2005), related to the assets transferred to Brasil Telecom Participações S.A. in the TELEBRÁS spin-off process, referring to liabilities of Telebrasília Celular S.A. and Telegoiás Celular S.A. through a repass of funds for financing their expansions. These amounts are subject to exchange variation plus interest between 11.55% p.a., and the semiannual Libor rate plus 1% or 1.5% per year. These loans are being challenged in the courts by the holding company of the aforementioned mobile cellular operators, and therefore are not being received. According to the opinion of the Company’s legal counselors, there are no expectations of loss in relation to these receivables.

Expenses for the period, relating to the restatement of charges on these loans receivable, due to the decrease in the US dollar rate, is being deferred for tax purposes, and the corresponding deferred income tax and social contribution are recognized.

The amounts related to loans and debentures receivable from the Subsidiary, with maturity less than a year, in the amount of R$ 543,967 (R$ 465,170 on June 30, 2005), are being presented in the long-term assets, in accordance with the article 179, under the Corporate Law.

21. DEFERRED AND RECOVERABLE TAXES

Deferred taxes related to income tax - legal entity and social contribution on earnings

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Legal Entity Income Tax
Deferred Income Tax, on:
Tax Losses	-	-	198,141	151,635
Provision for contingencies	1,070	1,014	181,256	177,819
Provision for pension plan actuarial insufficiency coverage	-	-	141,099	123,640
Allowance for doubtful accounts	-	-	70,316	66,213
ICMS - 69/98 Agreement	-	-	64,085	58,363
Goodwill on CRT acquisition	-	-	7,889	19,722
Provision for COFINS/CPMF/INSS suspended collection	3,731	3,731	18,510	18,187
Provision for employee profit sharing	243	199	10,282	5,537
Unrealized revenue	-	-	1,874	2,205
Loss due to Exchange Fluctuation - Swap/AFAC	-	-	53,308	40,737
Other Provisions	6	6	18,551	18,363
Subtotal	5,050	4,950	765,311	682,421
Social Contribution on Income
Deferred Social Contribution on:
Negative calculation basis	-	-	71,476	54,673
Provision for contingencies	385	365	65,253	64,015
Provision for pension plan actuarial insufficiency coverage	-	-	50,795	44,510
Allowance for doubtful accounts	-	-	25,287	23,837
Goodwill on CRT acquisition	-	-	2,840	7,100
Provision for employee profit sharing	160	119	4,075	2,309
Unrealized revenue	-	-	675	794
Loss due to Exchange Fluctuation - Swap/AFAC	-	-	19,191	14,665
Other Provisions	2	2	8,302	7,587
Subtotal	547	486	247,894	219,490
Total	5,597	5,436	1,013,205	901,911
Current	1,866	1,705	323,759	308,769
Long-term	3,731	3,731	689,446	593,142

The periods during, which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, being a technical study annually, when the closing of the fiscal year, submitted to approval of the Executive Board, Board of Directors as well as the fiscal council.

PARENT
COMPANY	CONSOLIDATED
	09/30/05	09/30/05
2005	554	121,531
2006	1,312	244,538
2007	3,731	87,186
2008	-	104,822
2009	-	122,654
2010 to 2012	-	212,947
2013 to 2014	-	18,583
After 2014	-	100,944
Total	5,597	1,013,205
Current	1,866	323,759
Long-term	3,731	689,446

The recoverable amount foreseen after the year 2014 is a result of a provision to cover an actuarial insufficiency of the pension plan, which is being settled by Brasil Telecom S.A. according to the maximum period established by the Supplementary Pensions Department (“SPC”), which is 16 years and 3 months. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the subsidiary presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$168,179, attributed to the Consolidation were not recorded, due to the history of losses or uncertainties of future taxable income in VANT, BrT, Multimidia, BrT CSH, BrT CS Ltda. and IG Brasil, indirect subsidiaries.

Other Tax Carry forwards

It is comprised of Federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Income Tax - Legal Entity	350,776	321,645	621,529	506,622
ICMS	-	-	388,033	436,480
PIS and COFINS	514	493	106,232	101,589
Social Contribution on Net Income	21,204	17,024	74,553	43,541
FUST	-	-	30,218	29,246
Other	9	8	4,394	5,795
Total	372,503	339,170	1,224,959	1,123,273
Current	103,267	76,376	701,328	568,013
Long-term	269,236	262,794	523,631	555,260

22. INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, compensated with 95% of the SELIC rate, maintained by Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A., in guarantee of the financing obtained through the Economic and Sustainable Development of Distrito Federal (Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal – PRÓ-DF). These long-term income securities, which add up to R$ 2,181 (R$ 1,684 on June 30, 2005) relating to the Consolidated, will be maintained during the period of utilization and amortization of the financing (liabilities), whose first payment of the grace period is estimated for 2019, with settlement in 180 monthly and successive installments. This asset may be used for the settlement of the final installments of the referred financing.

23. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies and challenged taxes (suspended demand):

PARENT COMPANY	CONSOLIDATED
Nature of Related Liabilities	09/30/05	06/30/05	09/30/05	06/30/05
Labor	-	-	399,232	379,514
Tax	15,295	15,271	338,829	322,755
Challenged Taxes – ICMS 69/98 Agreement	-	-	249,598	233,457
Other	15,295	15,271	89,231	89,298
Civil	-	-	44,021	31,676
Total	15,295	15,271	782,082	733,945
Current	-	-	162,914	153,277
Long-term	15,295	15,271	619,168	580,668

24. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30//05	06/30/05	09/30/05	06/30/05
Advances to Employees	3	91	35,798	39,102
Advances to Suppliers	-	77	32,912	33,625
Receivables from Other Telecom Companies	-	-	15,418	19,909
Contractual Guarantees and Retentions	-	-	1,343	2,343
Prepaid Expenses	4,452	6,923	91,172	106,954
Tax Incentives	-	-	14,473	14,473
Compulsory Deposits	-	-	1,750	1,750
Assets for Sale	-	-	183	276
Receivables from Sale of Assets	-	-	175	175
Other	2,992	2,157	12,068	12,886
Total	7,447	9,248	205,292	231,493
Current	7,447	8,183	138,028	146,426
Long-term	-	1,065	67,264	85,067

25. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Investments Valued using the Equity Method	4,172,864	4,228,923	-	-
Brasil Telecom S.A.	4,136,349	4,191,217	-	-
Nova Tarrafa Participações Ltda.	34,572	35,556	-	-
Nova Tarrafa Inc.	1,943	2,150	-	-
Advances for Future Capital Increase	21	21	-	-
Nova Tarrafa Participações Ltda.	21	21	-	-
Goodwill on Acquisition of Investments	313	783	371,413	367,750
CRT	313	783	313	783
IG Cayman	-	-	232,287	215,553
MTH Ventures do Brasil	-	-	79,096	84,614
Companies IBEST	-	-	54,545	61,157
Companies BRT Cabos Submarinos	-	-	5,172	5,643
Investments Valued using the Acquisition Cost	6,910	6,910	46,059	46,059
Tax Incentives (Net of Allowance for Losses)	215	358	21,975	23,870
Other Investments	-	-	389	389
Total	4,180,323	4,236,995	439,836	438,068

Advances for future capital increase in favor of the subsidiaries were considered in the investments appraisal, for the allocated investments are only awaiting for the formalization of the corporate acts of these companies, so that the respective capital increases in favor of the Company can be made.

Investments valued using the equity method: comprise the Company’s ownership interest in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda., and Nova Tarrafa Inc., the principal data of which are as follow:

	BT S.A.	NTP (Ltda.)	NTI
Shareholder’s Equity	6,148,936	34,572	1,943
Capital	3,435,788	32,625	2,228
Book Value Per Share / Sharequota (R$)	0.011	1.06	1,937.19
Net Income (Loss) in the Quarter	(37,742)	(3,307)	(278)
Number of Shares/Sharequotas held by Company
Common Shares	247,276,380,758	-	1,003
Preferred Shares	116,685,184,225	-	-
Sharequotas	-	32,624,928	-
Ownership % in Subsidiary’s Capital(1)
In Total Capital	67.20%	99.99%	100%
In Voting Capital	99.07%	99.99%	100%
(1) It considers the outstanding capital stock.

The following values compose the Equity Method:

	Operating		Non-Operating
	09/30/05	09/30/04	09/30/05	09/30/04
Brasil Telecom S.A.	(20,198)	181,931	2,387	(7,309)
Nova Tarrafa Inc.	(710)	(31)	-	-
Nova Tarrafa Participações Ltda.	(3,307)	(4)	-	-
Total	(24,215)	181,896	2,387	(7,309)

Investments valued using the acquisition cost: ownership interest obtained by converting into shares or capital quotas the tax incentive investments in regional FINOR/FINAM funds, or those investments based on the Law of Incentive to Information Technology Companies, or the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and Audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

26. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Nature	09/30/05				06/30/05
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Assets for General Use	5% - 20%	53,468	(52,249)	1,219	1,185
Other Assets	20%(1)	3,926	(3,842)	84	89
Total		57,394	(56,091)	1,303	1,274

CONSOLIDATED
Nature	09/30/05				06/30/05
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Construction in Progress	-	651,650	-	651,650	630,503
Public Switching Equipment	20%	5,011,259	(4,541,975)	469,284	524,405
Equipments and Transmission Means	17.5%(1)	11,226,324	(8,060,345)	3,165,979	3,311,415
Terminals	20%	479,466	(439,575)	39,891	44,808
Data Communication Equipment	20%	1,544,160	(765,296)	778,864	748,756
Buildings	4%	911,173	(496,380)	414,793	418,406
Infrastructure	9.1%(1)	3,593,389	(2,014,985)	1,578,404	1,623,843
Assets for general use	18.2%(1)	976,458	(633,090)	343,368	354,395
Land	-	86,273	-	86,273	88,233
Other Assets	19.9%(1)	1,044,888	(463,787)	581,101	574,467
Total		25,525,040	(17,415,433)	8,109,607	8,319,231
(1) Annual average weighted rate.

According to the STFC concession contracts, the subsidiary’s assets (Brasil Telecom S.A.) that are indispensable to providing the service, and qualified as “reversible assets” at the time of expiry of the concession will automatically revert to ANATEL, the subsidiary being entitled to the right to the compensation stipulated in the legislation and the corresponding contracts.

Rent Expenses

The Company rents properties, posts, access through third-party land areas (roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$ 2 (R$ 45 in 2004) for the Company and R$ 200,856 (R$ 177,599 in 2004) for the Consolidated.

Leasing

The Company and the subsidiary Brasil Telecom S.A. have lease contracts for information technology equipment. This type of leasing is also used for aircraft used by the Company and the subsidiary in consortium with other companies, where the participation is 15.6% for the Company and 54.4% for the subsidiary. Leasing expenses recorded amounted to R$ 923 (R$ 320 in 2004) for the Company and R$ 9,524 (R$ 13,466 in 2004) for the Consolidated.

Insurance (not reviewed by independent auditors)

An insurance policy program is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses in the quarter were R$ 2,755 (R$ 1,292 in 2004) for the Company and R$ 11,997 (R$ 9,182 in 2004) for the Consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount Insured
		09/30/05	06/30/05
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	11,909,708	11,908,048
Loss of profit	Fixed expenses and net income	8,163,247	8,163,247
Contractual guarantees	Compliance with contractual obligations	208,658	214,142
Civil liabilities	Telephony service operations	12,000	12,000

Insurance policies are also in force for third party liability and officers’ liability, the amount insured being the equivalent of US$ 30,000,000.00 (thirty million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

27. DEFERRED CHARGES

PARENT COMPANY
	09/30/05			06/30/05
	Cost	Accumulated Amortization	Net book Value	Net book Value
Data Processing Systems	148	(81)	67	74
Total	148	(81)	67	74

CONSOLIDATED
	09/30/05			06/30/05
	Cost	Accumulated Amortization	Net book Value	Net book Value
Data Processing Systems	859,511	(292,910)	566,601	562,685
Installation and Reorganization Costs	339,416	(137,255)	202,161	215,708
Goodwill on Merger	652,438	(625,870)	26,568	57,828
Other	15,573	(8,272)	7,301	7,702
Total	1,866,938	(1,064,307)	802,631	843,923

Out of the goodwill amount, R$ 20,669 (R$ 51,673 on June 30, 2005) was originated in the merger of CRT into the subsidiary Brasil Telecom S.A and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment.

28. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Salaries and Compensation	17	38	3,029	1,970
Payroll Charges	166	442	95,972	84,614
Benefits	10	33	6,051	5,421
Other	-	-	7,572	7,459
Total	193	513	112,624	99,464
Current	193	513	107,790	94,630
Long-term	-	-	4,834	4,834

29. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Suppliers	926	493	1,578,373	1,534,261
Third-party Consignments	286	113	83,150	85,659
Total	1,212	606	1,661,523	1,619,920
Current	1,212	606	1,634,220	1,608,974
Long-term	-	-	27,303	10,946

The amounts recorded under long-term are derived from liabilities to remunerate the third-party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

30. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
ICMS	68	68	1,097,521	1,162,064
PIS and COFINS	17,664	17,665	143,700	146,535
Other	9	5	24,477	22,705
Total	17,741	17,738	1,265,698	1,331,304
Current	2,817	2,814	598,822	680,460
Long-term	14,924	14,924	666,876	650,844

The Company paid PIS and COFINS taxes in installments, through the Special Payment in Installments (“PAES”), whose balance is restated by the long-term interest rate (TJLP) at R$ 35,613 (R$ 41,796 on June 30, 2005), to be paid in installments for the remaining 93 months.

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court, and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

31. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Income Tax - Legal Entity
Payables Due	52,588	38,970	250,357	150,944
Law 8,200/91 – Special Monetary Restatement	-	-	7,619	7,949
Subtotal	52,588	38,970	257,976	158,893
Social Contribution on Income
Payables Due	17,460	12,555	84,033	49,805
Law 8,200/91 – Special Monetary Restatement	-	-	2,743	2,862
Subtotal	17,460	12,555	86,776	52,667
Total	70,048	51,525	344,752	211,560
Current	46,973	25,817	311,852	175,570
Long-term	23,075	25,708	32,900	35,990

32. DIVIDENDS/INTEREST ON SHAREHOLDER’S EQUITY AND EMPLOYEES AND MANAGEMENT PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Minority Shareholders	44,791	50,206	94,118	100,640
Dividends/Interest on Shareholders’ Equity Made Available and Not Required	44,791	50,206	94,118	100,640
Employees and Management Profit Sharing	1,778	1,322	52,857	32,559
Total	46,569	51,528	146,975	133,199

33. LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Loans	-	-	22,111	23,386
Financing	218,353	381,943	3,901,165	3,945,672
Accrued Interest and Other Charges on Financing	52,631	99,107	389,461	472,218
Total	270,984	481,050	4,312,737	4,441,276
Current	270,886	217,148	1,056,734	910,288
Long-term	98	263,902	3,256,003	3,530,988

Financing

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
BNDES	-	-	2,229,175	2,090,553
Financial Institutions	-	-	1,262,928	1,295,896
Debentures	270,751	480,820	794,589	1,026,970
Suppliers	233	230	3,934	4,471
Total	270,984	481,050	4,290,626	4,417,890

Financing denominated in local currency: bear fixed interest rates of 2.47% p.a. and 14% p.a. resulting in an average weighted rate of 7.1% p.a. and variable interest based on TJLP (Long-term interest rates) plus 3.85% p.a. to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 100% of CDI, CDI + 1.0%, and General Market Price Index (IGP-M) plus 12% p.a. resulting, these variable interest, in an average weighted rate of 14.9% p.a.

Financing denominated in foreign currency: bear fixed interest rates of 1.75% to 9.38%, resulting in an average rate of 8.9% p.a. and variable interest rates of LIBOR plus 0.5% to 2.5% p.a. over the LIBOR, 1.92% p.a. over YEN LIBOR, resulting, these variable interest, in a weighted average rate of 2.4% p.a. The LIBOR and YEN LIBOR rates on September 30, 2005, for semiannual payments were 4.23% p.a. and 0.08% p.a., respectively.

Debentures

Parent Company: In 2000, the Company issued debentures convertible into preferred shares and the purpose of the funds was financing part of the investment program of subsidiary Brasil Telecom S.A. The restated balance of the debentures, amounting to R$ 270,751, will be amortized with the last installments, maturing in July 2006. The debentures yield TJLP plus 4% p.a., payable semiannually. The portion of the interest attributed to TJLP variation exceeding 6% p.a., will be capitalized to the debentures balance.

Subsidiary Brasil Telecom S.A.: third public issue of 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$ 10, totaling R$500,000, issued on July 5, 2004. The restated balance of these debentures is R$ 523,838, with maturity on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

Loans

CONSOLIDATED
	09/30/05	06/30/05
Loans - Other	22,111	23,386
Total – Long-Term	22,111	23,386

The amount recorded as Other Loans, of R$ 22,111 (R$ 23,386 on June 30, 2005), refers to VANT’s debt with the former parent company. Such liability is due on December 31, 2015, restated only by the US dollar exchange variation.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
2006	33	263,850	175,523	649,959
2007	65	52	854,657	805,034
2008	-	-	442,753	390,254
2009	-	-	847,050	795,795
2010	-	-	369,352	292,063
2011	-	-	81,718	97,905
As From 2012	-	-	484,950	499,978
Total	98	263,902	3,256,003	3,530,988

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	09/30/05	06/30/05	09/30/05	06/30/05
TJLP	270,751	480,820	2,220,746	2,307,361
US DOLLARS	233	230	533,928	588,819
CDI	-	-	523,838	546,150
YENS	-	-	423,947	461,876
HEDGE in YENS	-	-	289,223	227,783
UMBNDES (BNDES Basket of Currencies)	-	-	234,308	219,820
HEDGE in UMBNDES	-	-	44,872	44,193
IGP/DI	-	-	17,844	11,928
IGPM	-	-	9,501	11,877
US DOLLARS HEDGE	-	-	2,739	8,415
Other	-	-	11,791	13,054
Total	270,984	481,050	4,312,737	4,441,276

Guarantees

The financing contracted by the Subsidiary is guaranteed by collateral of credit rights derived from the provision of telephone services and the Company’s guarantee.

For consolidated loans and financing the subsidiary has hedge contracts on 69.1% of its dollar-denominated and yen loans and financing with third parties and 28.2% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

34. LICENSES TO EXPLOIT SERVICES

CONSOLIDATED
	09/30/05	06/30/05
Personal Mobile Service	315,390	313,045
Other Authorizations	12,005	11,979
Total	327,395	325,024
Current	49,835	46,815
Long-term	277,560	278,209

Represented by the terms signed in 2002 and 2004 by the subsidiary 14 Brasil Telecom Celular S.A. along with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where the subsidiary has a concession for fixed telephony. Of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the BrT Celular’s liabilities to be paid in six equal, consecutive annual installments, with maturities foreseen for the years 2005 to 2010 and 2007 to 2012, depending on the date the terms were signed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The amount of other authorizations belongs to VANT, referring to the authorization granted to the use of radiofrequency blocks associated to the exploration of multimedia communication service, obtained from ANATEL. The debit balance, with a variation of the IGP-DI, plus 1% a month, will be paid in six equal, consecutive and annual installments, counted as from April 2006.

35. PROVISIONS FOR PENSION PLANS

Liability formed by Brasil Telecom S.A. due to the actuarial deficit of the social security plans managed by FBrTPREV, appraised by independent actuaries at the end of each fiscal year and in agreement with Deliberation CVM 371/00. Exceptionally, this year an intermediate actuarial revaluation on the reference date as of August 31, 2005 was made.

On the liabilities registered are recognized the inflation effects based on the fluctuation of INPC, bear fixed interest rates of 6% p. a., according to accrual basis. These recorded charges in income during the quarter were of R$ 43,057, plus R$ 5,482 inherent to management costs, and R$ 5,148 related to non-actuarial provisions recognized in FBrTPREV’s liability, and R$ 83,262 related to the remaining complement of actuarial revaluation made.

The amount paid to FBrTPREV in the quarter totaled R$ 74,001 (R$ 73,857 in 2004) and refers to amortizing contributions and administrative costs.

CONSOLIDATED
	09/30/05	06/30/05
FBrTPREV - Plan BrTPREV	564,394	494,560
Total	564,394	494,560
Current	30,580	29,973
Long-term	533,814	464,587

The funds for sponsored supplementary pensions are detailed in Note 6.

36. DEFERRED INCOME

There are contracts with Brasil Telecom S.A. and its subsidiaries related to the cession of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

CONSOLIDATED
	09/30/05	06/30/05
2005	11,332	13,126
2006	6,547	7,225
2007	6,297	6,960
2008	6,297	6,960
2009	6,297	6,960
2010	6,297	6,960
2011	5,846	6,509
As From 2012	40,072	35,264
Total	88,985	89,964

37. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
CPMF – Suspended Collection	-	-	26,538	25,911
Self-Financing Funds	-	-	24,143	24,143
Liabilities for Acquisition of Tax Credits	-	-	23,872	24,344
Prepayments	-	-	19,336	13,150
Bank Transfer and Duplicate Receipts in Process	-	-	7,015	8,202
Liabilities with other Telecom Companies	-	-	6,298	6,313
Self-Financing Installment Reimbursement - PCT	-	-	1,341	1,576
Other Taxes Payable	-	-	233	111
Other	378	5	8,400	6,651
Total	378	5	117,176	110,401
Current	378	5	89,282	83,025
Long-term	-	-	27,894	27,376

Self-financing funds

They correspond to the credits of financial participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the subsidiary Brasil Telecom S.A. - Rio Grande do Sul Branch (former CRT) had fully subscribed the capital increase made to repay in shares the credits for financial participation, on shares remained to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Public Offering by the Company for devolution of the referred credits in money, as established in article 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Others, aiming at reimbursement in shares.

Self-financing Installment Reimbursement - PCT

This refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. In these cases settlements were agreed or there are judicial rulings.

38. FUNDS FOR CAPITALIZATION

Self-financing funds

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$ 7,974 (R$ 7,974 on June 30, 2005) is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephone Plant - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

39. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

The consolidated EBITDA, reconciled with the operating income, is as follows:

CONSOLIDATED
	09/30/05	09/30/04
Operating Income (Loss)	(86,657)	537,391
Financial Expenses, Net	484,754	436,534
Depreciation and Amortization	1,923,345	1,776,356
Amortization of Goodwill/Negative Goodwill in Acquisition of Investments (1)	75,097	48,129
EBITDA	2,396,539	2,798,410

Net Operating Revenue	7,546,796	6,598,786

EBITDA Margin	31.8%	42.4%
(1) It does not include the amortization of special goodwill of incorporation registered in account of the deferred asset, in the permanent assets, whose amortization expense composes the non-operating income.

40. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is around nineteen years.

Financing

On July 19, 2004, the BNDES approved a financing amounting to R$ 1,267,593 to Brasil Telecom S.A., which will be used for investments in the fixed telephony plan and operational improvements to comply with the targets set in the General Plan of Universalization Targets - PGMU and in the General Plan of Quality Targets - PGMQ. The financing will be directly provided by the BNDES for a total period of six and a half years, with a grace period of one and a half years. The cost of the financing will be the long-term interest rate (TJLP) plus 5.5% p.a. for 80% of the total financing and a basket of currencies plus 5.5% p.a. for the remaining 20%. Out of the amount approved, the funding of R$ 993,656 has already been made up to the balance sheet date. The balance to complete the amount approved is estimated to be raised until 2006.

41. INFORMATION BY BUSINESS SEGMENT - CONSOLIDATED

Information by segments is presented in relation to the Company and its subsidiaries’ businesses, which was identified based on its performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated in reasonable basis.

	09/30/05
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Holding Companies	Elimination among Segments	Consolidated
Gross Operating Revenue	10,370,566	648,856	432,241	-	(573,803)	10,877,860
Deductions from Gross Revenue	(3,088,910)	(190,985)	(51,202)	-	33	(3,331,064)
Net Operating Revenue	7,281,656	457,871	381,039	-	(573,770)	7,546,796
Cost of Services Rendered and Goods Sold	(4,450,714)	(649,942)	(251,845)	-	484,628	(4,867,873)
Gross Income	2,830,942	(192,071)	129,194	-	(89,142)	2,678,923

Operating Expenses, Net	(1,802,225)	(416,654)	(126,880)	(28,189)	93,122	(2,280,826)
Sale of Services	(867,655)	(329,461)	(85,970)	-	129,221	(1,153,865)
General and Administrative Expenses	(818,071)	(91,486)	(46,231)	(22,453)	11,137	(967,104)
Other Operating Revenues, Net	(116,499)	4,293	5,321	(5,736)	(47,236)	(159,857)

Operating Income (Loss) Before Financial Revenues (Expenses) and Equity Accounting Results	1,028,717	(608,725)	2,314	(28,189)	3,980	398,097

Net Income (Loss) for the Period	(30,227)	(420,603)	64,507	87,968	387,363	89,008

Trade Accounts Receivable	2,247,084	142,347	61,180	-	(119,449)	2,331,162
Inventories	5,974	62,689	-	-	(10)	68,653
Fixed Assets, Net	6,831,655	1,218,267	65,878	1,303	(7,496)	8,109,607

	09/30/04
	Fixed Telephony and Data Communication	Internet	Holding Companies	Elimination among Segments	Consolidated
Gross Operating Revenue	9,273,613	206,098	-	(218,291)	9,261,420
Deductions from Gross Revenue	(2,628,647)	(33,987)	-	-	(2,662,634)
Net Operating Revenue	6,644,966	172,111	-	(218,291)	6,598,786
Cost of Services Rendered and Goods Sold	(4,183,801)	(135,072)	-	117,072	(4,201,801)
Gross Income	2,461,165	37,039	-	(101,219)	2,396,985

Operating Expenses, Net	(1,459,122)	(52,249)	(16,877)	105,188	(1,423,060)
Sale of Services	(790,251)	(21,321)	-	112,598	(698,974)
General and Administrative Expenses	(668,748)	(9,662)	(13,743)	4,329	(687,824)
Other Operating Revenues (Expenses)	(123)	(21,266)	(3,134)	(11,739)	(36,262)

Operating Income (Loss) Before Financial Revenues (Expenses) and Equity Accounting Results	1,002,043	(15,210)	(16,877)	3,969	973,925

Net Income (Loss) for the Period	245,365	18,408	221,947	(275,095)	210,625

	06/30/05
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Holding Companies	Elimination among Segments	Consolidated
Trade Accounts Receivable	2,180,111	178,824	52,516	-	(161,222)	2,250,229
Inventories	5,090	68,384	-	-	(9)	73,465
Fixed Assets, Net	7,058,440	1,203,432	64,905	1,274	(8,820)	8,319,231

42. RESTRUCTURING OF THE COMPANY’S BOARDS

Material Facts and Notices

Disclosures reported to disputes related to the shareholders of Solpart, a company that integrates the controlling corporate structure of Brasil Telecom Participações S.A., and indirectly of Brasil Telecom S.A., are available on the website www.brasiltelecom.com.br, on the Investor Relations section.

In view of these disputes, the following changes were introduced, as regards the Board of Directors of the Company and its Subsidiary:

Board of Directors

Brasil Telecom Participações S.A.

At the Extraordinary General Meeting of Brasil Telecom Participações S.A., held on July 27, 2005, the shareholders approved a new Board of Directors organization, which sitting members are listed as follows:

Sergio Spinelli Silva Junior – Chairman
Pedro Paulo Elejalde de Campos – Vice-Chaiman
Elemér André Surányi – Board Member
Kevin Michael Altit – Board Member
Lênin Florentino de Faria – Board Member
Fabio de Oliveira Moser – Board Member

Brasil Telecom S.A.

At the Extraordinary General Meeting of Brasil Telecom S.A., held on September 30, 2005, the shareholders approved a new Board of Directors organization, which sitting members are listed as follows:

Sergio Spinelli Silva Junior – Chairman
Pedro Paulo Elejalde de Campos – Vice-Chairman
Elemér André Surányi – Board Member
Fabio de Oliveira Moser – Board Member
André Urani – Board Member
Jorge Luiz Sarabanda da Silva Fagundes - Board Member
Antônio Cardoso dos Santos (held in office)

Statutory Board

Brasil Telecom Participações S.A.

At the Board of Directors Meeting of Brasil Telecom Participações S.A., held on August 25, 2005, the board members approved the new organization of the Statutory Board, which is comprised of:

Ricardo Knoepfelmacher – CEO
Charles Laganá Putz – Chief Financial Officer, also holding the position of Investor Relations Officer
Luiz Francisco Tenório Perrone – Human Resources Officer
Francisco Aurélio Sampaio Santiago – Technical Officer

Brasil Telecom S.A.

At the Board of Directors Meeting of Brasil Telecom S.A., held on September 30, 2005, the board members approved the new organization of the Statutory Board, which is comprised of:

Ricardo Knoepfelmacher – CEO
Charles Laganá Putz – Chief Financial Officer, also holding the position of Investor Relations Officer
Luiz Francisco Tenório Perrone – Human Resources Officer
Francisco Aurélio Sampaio Santiago – Network Officer

Restructuring of the Fiscal Council

In addition to the changes related to the Boards, the shareholders of Brasil Telecom Participações S.A., at the Extraordinary General Meeting held on September 29, 2005, decided on the new organization of the Fiscal Council, which sitting members are listed as follows:

José Arthur Escodro
Carlos Alberto Tavares de Almeida
Rosalia Maria Tereza Sergi Agati Camello
Jorge Michel Lepeltier (held in office)

-.-.-.-.-.-.-.-.-.-.-.-

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Performance in the Quarter.

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2005	4 – 06/30/2005
1	TOTAL ASSETS	17,437,736	17,406,089
1.01	CURRENT ASSETS	6,075,601	5,874,514
1.01.01	CASH AND CASH EQUIVALENTS	2,346,096	2,371,579
1.01.02	CREDITS	2,331,162	2,250,229
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,331,162	2,250,229
1.01.03	INVENTORIES	68,653	73,465
1.01.04	OTHER	1,329,690	1,179,241
1.01.04.01	LOANS AND FINANCING	3,661	2,756
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	1,025,087	876,782
1.01.04.03	JUDICIAL DEPOSITS	162,914	153,277
1.01.04.04	DIVIDENDS RECEIVABLE	0	0
1.01.04.05	OTHER ASSETS	138,028	146,426
1.02	LONG-TERM ASSETS	2,010,061	1,930,353
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	2,010,061	1,930,353
1.02.03.01	LOANS AND FINANCING	108,371	114,532
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	1,213,077	1,148,402
1.02.03.03	INCOME SECURITIES	2,181	1,684
1.02.03.04	JUDICIAL DEPOSITS	619,168	580,668
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	67,264	85,067
1.03	PERMANENT ASSETS	9,352,074	9,601,222
1.03.01	INVESTMENTS	439,836	438,068
1.03.01.01	ASSOCIATED COMPANIES	4	4
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	439,832	438,064
1.03.02	PROPERTY, PLANT AND EQUIPMENT	8,109,607	8,319,231
1.03.03	DEFERRED CHARGES	802,631	843,923

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2005	4 – 06/30/2005
2	TOTAL LIABILITIES	17,437,736	17,406,089
2.01	CURRENT LIABILITIES	4,330,930	4,059,934
2.01.01	LOANS AND FINANCING	762,145	647,082
2.01.02	DEBENTURES	294,589	263,206
2.01.03	SUPPLIERS	1,551,070	1,523,315
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	910,674	856,030
2.01.04.01	INDIRECT TAXES	598,822	680,460
2.01.04.02	TAXES ON INCOME	311,852	175,570
2.01.05	DIVIDENDS PAYABLE	94,118	100,640
2.01.06	PROVISIONS	335,420	326,973
2.01.06.01	PROVISION FOR CONTINGENCIES	304,840	297,000
2.01.06.02	PROVISION FOR PENSION PLAN	30,580	29,973
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	382,914	342,688
2.01.08.01	PAYROLL AND SOCIAL CHARGES	107,790	94,630
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	83,150	85,659
2.01.08.03	EMPLOYEE PROFIT SHARING	52,857	32,559
2.01.08.04	LICENSE FOR OPERATING TELECOMS SERVICES	49,835	46,815
2.01.08.05	OTHER LIABILITIES	89,282	83,025
2.02	LONG-TERM LIABILITIES	5,286,572	5,454,411
2.02.01	LOANS AND FINANCING	2,756,003	2,767,224
2.02.02	DEBENTURES	500,000	763,764
2.02.03	PROVISIONS	985,228	907,250
2.02.03.01	PROVISION FOR CONTINGENCIES	451,414	442,663
2.02.03.02	PROVISION FOR PENSION PLAN	533,814	464,587
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	1,045,341	1,016,173
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,834	4,834
2.02.05.02	SUPPLIERS OF MATERIALS AND SERVICES	27,303	10,946
2.02.05.03	INDIRECT TAXES	666,876	650,844
2.02.05.04	TAXES ON INCOME	32,900	35,990
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	277,560	278,209
2.02.05.06	OTHER LIABILITIES	27,894	27,376
2.02.05.07	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	88,985	89,964
2.04	MINORITY INTERESTS	2,014,266	2,064,899
2.05	SHAREHOLDERS’ EQUITY	5,716,983	5,736,881
2.05.01	CAPITAL	2,596,272	2,596,272
2.05.02	CAPITAL RESERVES	309,178	309,178
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	879,550	879,550
2.05.04.01	LEGAL	208,487	208,487
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	671,063	671,063
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,931,983	1,951,881

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 07/01/2005 TO 09/30/2005	4 - 01/01/2005 TO 09/30/2005	5 - 07/01/2004 TO 09/30/2004	6 - 01/01/2004 TO 09/30/2004
3.01	GROSS REVENUE FROM SALES AND SERVICES	3,766,684	10,877,860	3,315,170	9,261,420
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,190,392)	(3,331,064)	(954,279)	(2,662,634)
3.03	NET REVENUE FROM SALES AND SERVICES	2,576,292	7,546,796	2,360,891	6,598,786
3.04	COST OF SALES	(1,636,735)	(4,867,873)	(1,479,419)	(4,201,801)
3.05	GROSS PROFIT	939,557	2,678,923	881,472	2,396,985
3.06	OPERATING INCOME/EXPENSES	(930,201)	(2,765,580)	(621,773)	(1,859,594)
3.06.01	SELLING EXPENSES	(408,118)	(1,153,865)	(243,200)	(698,974)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(330,471)	(967,104)	(233,753)	(687,824)
3.06.03	FINANCIAL	(74,200)	(484,754)	(98,270)	(436,534)
3.06.03.01	FINANCIAL INCOME	213,460	745,289	82,363	411,634
3.06.03.02	FINANCIAL EXPENSES	(287,660)	(1,230,043)	(180,633)	(848,168)
3.06.04	OTHER OPERATING INCOME	98,075	266,198	92,417	331,380
3.06.05	OTHER OPERATING EXPENSES	(215,487)	(426,055)	(138,967)	(367,642)
3.06.06	EQUITY GAIN (LOSS)	0	0	0	0
3.07	OPERATING INCOME	9,356	(86,657)	259,699	537,391
3.08	NON-OPERATING INCOME	(35,606)	(106,195)	(33,329)	(177,952)
3.08.01	REVENUES	9,135	34,157	10,612	26,714
3.08.02	EXPENSES	(44,741)	(140,352)	(43,941)	(204,666)
3.09	INCOME (LOSS) BEFORE TAXES AND INTERESTS	(26,250)	(192,852)	226,370	359,439
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(24,878)	(19,176)	(90,521)	(171,917)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTERESTS/STATUTORY CONTRIBUTIONS	0	0	(13,591)	(43,270)
3.12.01	INTERESTS	0	0	(13,591)	(43,270)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	295,356	0	155,817
3.14	MINORITY INTERESTS	26,003	5,680	(37,048)	(89,444)
3.15	INCOME/LOSS FOR THE PERIOD	(25,125)	89,008	85,210	210,625
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	362,488,414	362,488,414	358,558,641	358,558,641
	EARNINGS PER SHARE		0.00025	0.00024	0.00059
	LOSS PER SHARE	(0.00007)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 3rd QUARTER 2005

The performance report presents the consolidated figures of Brasil Telecom Participações S.A.
and its subsidiaries, as mentioned in Note 1 in this quarterly information.

OPERATING PERFORMANCE (not reviewed by independent auditors)

Fixed Telephony

Plant

Operating Data	3Q05	2Q05	3Q05/2Q05
			(%)

Lines Installed (Thousand)	10,796	10,807	(0.1)
Additional Lines Installed (Thousand)	(11)	29	N.A.

Lines In Service - LES (Thousand)	9,549	9,540	0.1
- Residential	6,185	6,299	(1.8)
- Non-Residential	1,442	1,449	(0.5)
- Public Telephones - TUP	296	296	0.0
- Prepaid	315	314	0.2
- Hybrid Terminals	691	557	24.1
- Other (Includes PABX)	620	625	(0.8)
Additional Lines In Service (Thousand)	9	28	(67.6)

Average Lines In Service - LMES (Thousand)	9,545	9,526	0.2

LES/100 inhabitants	224	22.4	(0.2)
TUP/1,000 inhabitants	6,.9	6.9	(0.3)
TUP/100 Lines Installed	2.7	2.7	0.1

Utilization Rate (In Service/Installed)	88.4%	88.3%	0.2 p.p.

Digitalization Rate	100%	99.6%	0.4 p.p.

Fixed Plant
The 88.4% utilization rate at the end of September shows that Brasil Telecom has a technical reserve of nearly 1.2 million lines installed to immediately meet an increase in demand, without the necessity of additional investments.

The participation of the hybrid terminal in the plant in service reached 7.2% at the end of September, against 5.8% in June. The hybrid terminal is offered when there is customer default, mainly in centers where there is an idle capacity.

Traffic

Operating Data	3Q05	2Q05	3Q05/2Q05
			(%)

Exceeding Local Pulses (Million)	2,330	2,473	(5.8)

Long-Distance Minutes (Million)	1,263	1,339	(5.7)

Inter-Network Minutes (Million)	1,065	1,122	(5.1)

Exceeding Pulses/LMES/Month	81.4	86.5	(6.0)
Long-Distance Minutes/LMES/Month	44.1	46.9	(5.8)
Fixed-Mobile Minutes/LMES/Month	37.2	39.3	(5.3)

Exceeding Local Pulses
In 3Q05, Brasil Telecom reached 2.3 billion exceeding pulses, a 5.8% reduction compared to the previous quarter. Part of the local traffic drop is explained by the increase in the number of broadband accesses commercialized in the period and by the migration from fixed to mobile traffic.

Long- Distance Traffic
Long-distance traffic decreased by 5.7% compared to 2Q05, reaching 1.3 billion  minutes in 3Q05. Compared to 3Q04, there was a 22.9% reduction, explained by the resolution approved by Anatel, in September 2004, which established a new division for fixed telephony local areas in the country. According to this resolution, calls between near locations (commuting areas) previously billed as long-distance, started being considered as local calls.

LD Market Share	Brasil Telecom ended 3Q05 with a 57.4% market share in the inter-regional segment and with 35.0% in the international segment (quarterly average).

In 3Q05, the quarterly average of Brasil Telecom’s LDN market share increased by 0.1 p.p. in the intra-regional segment compared to the previous quarter, reaching 84.2%. In the intra-sector segment, Brasil Telecom recorded a 91.1% market share.

Inter-Network Traffic	Inter-network traffic fell 5.1% compared to 2Q05. VC-1 traffic represented 76.5% of inter-network traffic, while VC-2 13.8% and VC-3 9.7%.

This performance is explained by higher competition in the sector, where mobile operators offer plans in which the mobile-mobile minute is cheaper than the fixed- mobile one.

In addition, Brasil Telecom entered into a co-billing agreement with a mobile operator (TIM), which caused a negative impact on VC-2 and VC-3 traffic.

Mobile Telephony

Operating Data	3Q05	2Q05	3Q05/2Q05
			(%)

Customers (thousand)	1,676	1,345	24.6
Postpaid	456	356	28.0
Prepaid	1,220	989	23.4
Gross Additions (thousand)	430	407	5.5
Postpaid	120	47	154.1
Prepaid	310	360	(14.0)
Cancellations (thousand)	99	66	50.3
Postpaid	20	13	53.2
Prepaid	79	53	49.5
Annual Cancellation Rate (Churn)	26.1%	22.4%	3.8 p.p.
Postpaid	19.9%	15.6%	4.3 p.p.
Prepaid	28.4%	25.5%	3.3 p.p.
Market Share	7.0%	5.9%	1.1 p.p.
Assisted Locations	779	766	1.7
Population Coverage %	86%	85%	1.2
Base Stations (ERBs)	1,946	1,881	3.5
Commutation and Control Centers (CCCs)	8	6	33.3
Employees	979	937	4.5

Mobile Accesses	BrT GSM conquered, in one year of operation, 1.7 million mobile accesses in service. At the end of 3Q05, BrT GSM’s customer portfolio was 24.6% higher than the one in 2Q05.

Customer Base Mix
At the end of September, the mobile plant was comprised of 456.5 thousand postpaid subscribers, representing 27.2% of BrT GSM’s customer base. This performance reflects the presence of Brasil Telecom brand in the corporate segment and customers’ perception of convergence benefits.

Coverage	During 3Q05, BrT GSM increased its coverage area to 779 locations. Currently, coverage reaches 86% of the Region’s population.

Market Share	At the end of 3Q05, BrT GSM reached a 7.0% market share in its operational area.

DATA

Broadband

ADSL Accesses
During 3Q05, Brasil Telecom added 144.8 thousand accesses to its plant, which totaled 892.2 thousand broadband accesses in service at the end of September. Over the last 12 months, Brasil Telecom’s broadband plant grew 95.6%.

From the total of broadband accesses, 93.1% are targeted at the residential market.

Internet Providers

BrTurbo, iG and iBest
Brasil Telecom started the operational integration process of its Internet providers: iBest, iG and BrTurbo. Integration is a natural step towards Brasil Telecom’s leadership consolidation strategy in the Brazilian Internet market. iG, iBest and BrTurbo hold, jointly, Latin America’s largest user base, generating a significant telecommunications traffic all over Brazil and providing a wide range of services, from free dial-up and broadband access up to relationship channels and differentiated content.

Brasil Telecom aims to be Brazilian Internet’s main vehicle focused on communication, information, services and leisure, supported by a strong relationship with customers. The operational integration of its providers will enable a convergent offer of Brazilian Internet’s best products and services portfolio, greater agility and efficiency of investments and resources put into this operation.

BrTurbo reached 473 thousand customers in Region II at the end of 3Q05, 20.5% higher than 2Q05.

At the end of September, Brasil Telecom’s Internet providers counted on 640 thousand broadband customers all over Brazil.

FINANCIAL PERFORMANCE

Revenues

Local Service	Local service gross revenue, minus VC-1 revenue, reached R$1,308.4 million in 3Q05, 6.6% higher than the one recorded in 2Q05, basically reflecting the fee adjustment as of 07/03/2005.

Activation fee gross revenue totaled R$4.9 million in 3Q05, 30.5% lower than the one recorded in 2Q05. In 3Q05, there were 417.9 thousand lines in service, against 373.4 thousand in the previous quarter. Brasil Telecom has launched a campaign that will be available from July to December 2005, establishing activation fee exemption from hybrid terminals.

Basic subscription gross revenue reached R$916.0 million in the quarter, a 5.7% increase compared to the R$866.3 million recorded in 2Q05, basically explained by the 7.25% increase in residential subscription fee.

Gross revenue from service measured totaled R$369.5 million in 3Q05, a 10.6% increase compared to the one recorded in the previous quarter. Although local traffic has shown a 5.8% reduction, two factors explain this variation: (i) the 7.27% fee adjustment in local pulse fee and (ii) R$22 million reclassification in 2Q05, which was not recorded in service measured and started being accounted as basic subscription.

Public Telephony
Public telephony gross revenue reached R$140.1 million in 3Q05, surpassing by 12.9% revenue reached in 2Q05, basically explained by the 7.37% increase in the credit rate of inductive card. This performance was influenced by the sales strategy developed by Brasil Telecom in the period, encouraging the purchase of cards by distributors.

Long Distance
Gross revenue from LD calls, minus inter-network revenue, reached R$442.1 million in 3Q05, representing a 0.8% reduction compared to 2Q05. This performance was influenced by the 5.7% drop in long-distance traffic, partially offset by the 2.94% increase in the LDN basket.

Inter-Network
Gross revenue from inter-network calls reached R$849.3 million in 3Q05, a 2.0% decrease compared to the previous quarter, due to a 5.1% reduction in inter- network traffic, partially offset by the 7.99% adjustment in VC-1 fee, approved by Anatel in June.

In 3Q05, there was a reversal referring to the co-billing agreement negotiation with a mobile operator (TIM), which had a negative impact of R$28.1 million in inter- network revenue - VC-2 and VC-3, offset by indemnity revenue.

Interconnection	Interconnection gross revenue in 3Q05 was R$145.3 million, a 17.1% reduction compared to the previous quarter, mainly due to the 13.33% drop in TU-RL as of 07/03/05.

Data Communication
In 3Q05, gross revenue from data communication and other services reached R$498.5 million, a 10.4% increase compared to the previous quarter, pointing out the growth of network formation services (VPN, Vetor, Interlan), and the 19.4% expansion in ADSL accesses in service.

A year ago, gross revenue from data communication represented 9.7% of total gross revenue, while in 3Q05 it started representing 13.2%.

Mobile Telephony	In 3Q05, consolidated gross revenue from mobile telephony totaled R$182.3 million, out of which R$112.9 million were related to services and R$69.4 million to the sale of handsets and accessories.

Fixed Telephony Average Revenue Per User - ARPU	Fixed telephony ARPU (net revenue/LMES/month) recorded in 3Q05 was R$85.6, against R$81.8 in 2Q05.

Mobile Telephony ARPU	Total mobile telephony ARPU recorded in 3Q05 was R$28.2. ARPU referring to postpaid accesses was R$49.3 and ARPU from prepaid accesses was R$20.4.

Costs and Expenses

Operating Costs and Expenses
Operating costs and expenses totaled R$2,492.7 million in 3Q05, against R$2,361.2 million in the previous quarter. The main items that influenced this performance were: provision for contingencies (+49.5%), provision for doubtful accounts (+24.7%), third-party services (+8.0%), advertising and marketing (-19.9%), materials (-4.1%) and interconnection (-2.7%).

Cash cost (operating costs and expenses excluding depreciation, amortization, provisions, losses and others) was R$1,489.1 million in 3Q05, against R$1,476.6 million in 2Q05, a 0.8% increase compared to the previous quarter.

Number of Employees	At the end of 3Q05, 5,788 employees worked for Brasil Telecom’s fixed telephony segment, against 5,724 in the previous quarter. BrT GSM ended 3Q05 with 971 employees, against 937 in 2Q05.

At the end of September, 6,759 people worked for Brasil Telecom Group, a 1.4% increase compared to June.

Personnel
Personnel costs and expenses reached R$161.4 million, a 1.4% increase compared to the previous quarter. Out of this total, about R$21.6 million are equivalent to employee and management profit sharing.

Compared to 3Q04, the 52.1% variation in personnel costs and expenses is explained by: (i) 6.8% increase in the number of employees, (ii) change in the accounting classification of profit sharing which, in 2004, was recorded as statutory participation and (iii) Collective Bargaining effective as from January, which resulted in a 6.0% salary adjustment.

Third-party services	Costs and expenses from third-party services, excluding interconnection and advertising & marketing, totaled R$581.5 million in 3Q05, surpassing by 8.0% costs and expenses in the previous quarter.

The variation in third-party costs and services in 3Q05 compared to 2Q05 is explained by:

•	R$5.2 million increase in commission related to the commercialization of ADSL accesses;
•	R$4.8 million increase related to an increment in sales of postpaid mobile phones in 3Q05, which resulted in the remittance to Brasil Telecom GSM’s retailers and authorized agents of the subsidy difference amount between postpaid and prepaid handsets, since all of them are initially sold as prepaid;
•	R$7.4 million increase in maintenance costs for the external plant, resulting in a 3.9% contractual adjustment and bonuses for achievement of goals and quality indicators;
•	Expenses related to legal advising R$14 million higher; and
•	R$7.0 million reduction in prepaid roaming expenses.

Interconnection	Interconnection costs totaled R$584.5 million in 3Q05, a 2.7% and 4.2% reduction compared to 2Q05 and 3Q04, respectively.

Advertising and Marketing	Advertising and marketing expenses totaled R$47.4 million in 3Q05, a 19.9% reduction compared to the amount recorded in the previous period.

Accounts Receivable Losses (PCCR) /Operating Gross Revenue (ROB)
The ratio of Accounts Receivable Losses (PCCR) to gross revenue in 3Q05 was 2.8%, against 2.3% in 2Q05. Accounts receivable losses totaled R$103.7 million in 3Q05, a 24.7% increase compared to the previous quarter.

The R$20.5 million increase is due to (i) R$8.9 million reversal in 2Q05, (ii)conservative policy in provisions and losses accounts related to mobile operation, and (iii) post office employees strike, which caused delay to the receipt of part of the accounts receivable.

Accounts Receivable	Deducting provision for doubtful accounts in the amount of R$283.5 million, Brasil Telecom’s net accounts receivable totaled R$2,331.2 million at the end of 3Q05.

Provisions for Contingencies	In 3Q05, provisions for contingencies totaled R$66.9 million, a R$22.1 million addition compared to 2Q05.

Materials
Material costs and expenses totaled R$114.3 million in 3Q05, a 4.1% reduction compared to the previous quarter. Out of this total, R$90.2 million correspond to BrT GSM’s handset and accessory costs, against R$86.9 million in the previous quarter.

Compared to 3Q04, the variation in material costs and expenses was 385.3%, explained by the start of BrT GSM operation, which works with handset and accessory inventories.

Other Operating Costs and Expenses/ Revenues	Other operating costs and expenses totaled R$171.9 million in 3Q05.

During this quarter, Brasil Telecom recorded a supplement of R$83.3 million to the liability provision for Pension Funds, due to an actuarial review made by an independent actuary on 08/31/05.

EBITDA

R$744.6 million EBITDA
Brasil Telecom’s consolidated EBITDA was R$744.6 million in 3Q05. The consolidated EBITDA margin reached 28.9% in 3Q05, mainly affected by the 17.2% reduction in interconnection revenue and by increases of 49.5% in provision for contingencies, 24.7% in provisions for doubtful accounts and 8.0% in third-party services. The R$ 83.3 million supplement to the liability provision for Pension Funds also contributed to EBITDA reduction.

EBITDA/LMES/month	In 3Q05, EBITDA/LMES/month reached R$26.0.

Financial Result

Financial Result	In 3Q05, Brasil Telecom Participações recorded a R$74.2 million negative consolidated financial result.

Non-operating Result

Amortization of Reconstituted Goodwill
In 3Q05, Brasil Telecom amortized R$31.0 million in reconstituted goodwill related to CRT acquisition (without influencing cash flow and distribution of dividends), accounted as non-operating expenses.

Indebtedness

Total Debt
At the end of September 2005, the consolidated debt of Brasil Telecom Participações totaled R$4,312.7 million, 2.9% lower than the one recorded at the end of June, as a result of the Real appreciation against the basket of currencies and the US dollar and the amortization of debenture convertible into shares.

Net Debt	The consolidated net debt was R$1,966.6 million, 5.0% lower than the one recorded in June 2005.

Long-term debt	In September 2005, 75.5% of the total debt was allocated in the long term.

Accumulated Cost of Debt	The Company’s consolidated debt had an accumulated cost equivalent to 10.6% p.a. in 2005, or 55.5% of CDI.

Financial leverage	In September 2005, Brasil Telecom’s financial leverage, represented by the ratio of its net debt to shareholders’ equity, was equivalent to 34.2%, against 36.1% in June.

Investments

	R$ Million

Investments in Permanent Assets	3Q05	2Q05	3Q05/2Q05
			(%)

Network Expansion	179.4	195.3	(8.2)
- Conventional Telephony	47.6	81.0	(41.2)
- Transmission Backbone	17.2	15.8	9.1
- Data Network	109.9	88.9	23.7
- Intelligent Network	1.3	4.7	(72.6)
- Network Management Systems	1.0	1.6	(36.7)
- Other Investments in Network Expansion	2.3	3.3	(30.0)
Network Operation	70.1	58.1	20.7
Public Telephony	0.9	0.7	23.4
Information Technology	44.5	37.9	17.4
Expansion Personnel	21.5	21.6	(0.2)
Others	80.6	37.3	116.3

Subtotal	397.0	350.9	13.1

Expansion Financial Expenses	5.7	1.7	234.0

Total - Fixed Telephony	402.7	352.6	14.2

	R$ Million

BrT Celular	70.4	87.4	(19.5)

Total - Mobile Telephony	70.4	87.4	(19.5)

Total Investment	473.1	440.0	7.5

Investments in permanent assets	Brasil Telecom’s investments totaled R$473.1 million in 3Q05, R$402.7 of which were invested in fixed telephony and R$70.4 million in mobile.

Additional Information

Current Analysis
The current management of Brasil Telecom Participações S.A. hired specialized companies to perform specific analysis, seeking to find out if the former officers acted in accordance with the applicable legislation, ethics and corporate governance best practices.

These analysis are in progress, and until the date of issuance of this quarterly information no facts or acts that would determine the need to change these analysis have been revealed.

-.-.-.-.-.-.-.-.-.-.-.-.-

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANIES	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY’S	6 - SHAREHOLDER’S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	BRASIL TELECOM S.A.	76.535.764/0001-43	SUBSIDIARY PUBLICLY HELD COMPANY	67.20	72.29
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		363,961,565		363,961,565

02	NOVA TARRAFA PARTICIPAÇÕES LTDA.	03.001.341/0001-70	SUBSIDIARY NON-PUBLICLY HELD COMPANY	99.99	0.60
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		32,625		32,625

03	NOVA TARRAFA INC.	/ -	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.03
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1		1

16.01 - OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT

In compliance with the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING SHARES

As of 09/30/2005	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	82,715,181,142	61.72	14,901,890,415	6.48	97,617,071,557	26.82
Management
Board of Directors	27,397	0.00	26,928	0.00	54,325	0.00
Directors	461	0.00	2,025,989	0.00	2,026,450	0.00
Fiscal Board	13,201	0.00	13,198	0.00	26,399	0.00
Treasury Stock	1,480,800,000	1.10	-	-	1,480,800,000	0.41
Other Shareholders	49,835,666,002	37.18	215,033,569,154	93.52	264,869,235,156	72.77
Total	134,031,688,203	100.00	229,937,525,684	100.00	363,969,213,887	100.00
Outstanding Shares in the Market	49,835,707,061	37.18	215,035,635,269	93.52	264,871,342,330	72.77

As of 09/30/2004	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	83,024,288,663	61.95	13,256,211,786	5.87	96,280,500,449	26.74
Management
Board of Directors	35,265	0.00	52,566	0.00	87,831	0.00
Directors	5,513	0.00	2,030,663	0.00	2,036,176	0.00
Fiscal Board	8,926	0.00	8,930	0.00	17,856	0.00
Treasury Stock	1,480,800,000	1.10	-	-	1,480,800,000	0.41
Other Shareholders	49,526,549,836	36.95	212,749,449,035	94.13	262,275,998,871	72.85
Total	134,031,688,203	100.00	226,007,752,980	100.00	360,039,441,183	100.00
Outstanding Shares in the Market	49,526,599,540	36.95	212,751,541,194	94.13	262,278,140,734	72.85

2. SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL (AS OF 09/30/2005)

The shareholders, who directly on indirectly, hold more than 5% of the voting capital of the Company, are as follows:

In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,161	51.00	0	0.00	68,356,161	18.78
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.14	7,840,963	3.41	14,736,645	4.05
Treasury Stock	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	57,299,045	42.76	222,096,563	96.59	279,395,608	76.76
Total	-	-	134,031,688	100.00	229,937,526	100.00	363,969,214	100.00

Distribution of the Capital from Parent to Individual Level

Solpart Participações S.A.	In units of share
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	509,991	0.02	-	-	509,991	0.02
Techold Participações S.A.	02.605.028-0001/88	Brazilian	1,318,229,988	61.98	-	-	1,318,229,988	61.98
Telecom Italia International N.V.	-	Italian	808,259,998	38.00	-	-	808,259,998	38.00
Other	-	-	23	0.00	-	-	23	0.00
Total	-	-	2,127,000,000	100.00	-	-	2,127,000,000	100.00

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949-0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas (estate)	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	1,050,065,875	100.00	341,898,149	100.00	1,391,964,024	100.00
Fábio de Oliveira Moser	777.109.677-87	Brazilian	1	0.00	-	-	1	0.00
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0.00	-	-	1	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0.00	-	-	1	0.00
Total	-	-	1,050,065,878	100.00	341,898,149	100.00	1,391,964,027	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Fundação 14 de Previdência Privada	00.493.916-0001/20	Brazilian	92,713,711	6.66	-	-	92,713,711	6.66
Telos – Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.38	-	-	33,106,348	2.38
Funcef – Fund. dos Economiários	00.436.923-0001/90	Brazilian	531,262	0.04	-	-	531,262	0.04
Petros – Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	52,408,792	3.77	-	-	52,408,792	3.77
Previ – Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	268,029,486	19.27	-	-	268,029,486	19.27
Zain Participações S.A.	02.363.918-0001/20	Brazilian	943,531,890	67.82	-	-	943,531,890	67.82
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	283,483	0.02	-	-	283,483	0.02
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	393,670	0.02	-	-	393,670	0.02
Opportunity Fund	-	Virgin Islands	69,587	0.01	-	-	69,587	0.01
CVC Opp Equity Partners LP	05.710.072/0001-46	Brazilian	560	0.00	-	-	560	0.00
CVC Opportunity Invest. Ltda.	03.605.085-0001/20	Brazilian	14	0.00	-	-	14	0.00
Priv FIA	02.559.662-0001/21	Brazilian	35,417	0.005	-	-	35,417	0.005
Tele FIA	02.597.072-0001/93	Brazilian	35,417	0.005	-	-	35,417	0.005
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0.00	-		1	0.00
Maria Amália Delfim de Melo
Coutrim	654.298.507-72	Brazilian	1	0.00	-	-	1	0.00
Lênin Florentino de Faria	203.561.374-49	Brazilian	2	0.00	-	-	2	0.00
Ricardo Knoepfelmacher	351.080.021-49	Brazilian	1	0.00	-	-	1	0.00
Sérgio Spinelli Silva Júnior	111.888.088-93	Brazilian	1	0.00	-	-	1	0.00
Kevin Michael Altit	842.326.847-00	Brazilian	1	0.00	-	-	1	0.00
Fábio de Oliveira Moser	777.109.677-87	Brazilian	2	0.00	-	-	2	0.00
Total	-	-	1,391,139,646	100.00	-	-	1,391,139,646	100.00

Zain Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred Shares	%	Total shares	%
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	506,011,797	45.45	-	-	506,011,797	45.45
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	157,961,395	14.19	-	-	157,961,395	14.19
CVC/Opportunity Equity Partners, LP	05.710.072/0001-46	Brazilian	310,773,165	27.91	-	-	310,773,165	27.91
		Virgin
Opportunity Fund	-	Islands	108,497,504	9.75	-	-	108,497,504	9.75
Priv FIA	02.559.662-0001/21	Brazilian	26,562,425	2.39	-	-	26,562,425	2.39
Opportunity Lógica Rio Consultoria e Participações Ltda	01.909.405-0001/00	Brazilian	3,475,631	0.31	-	-	3,475,631	0.31
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.00	-	-	9,065	0.00
Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2	0.00	-	-	2	0.00
Opportunity Investimentos Ltda.	03.605.085-0001/20	Brazilian	15	0.00	-	-	15	0.00
Verônica Valente Dantas	262.853.205-00	Brazilian	603	0.00	-	-	603	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	90	0.00	-	-	90	0.00
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	2	0.00	-	-	2	0.00
Daniel Valente Dantas	063.917.105-20	Brazilian	2	0.00	-	-	2	0.00
Eduardo Penido Monteiro	094.323.965-68	Brazilian	431	0.00	-	-	431	0.00
Ricardo Wiering de Barros	806.663.027-15	Brazilian	2	0.00	-	-	2	0.00
Pedro Paulo Elejalde de Campos	264.776.450-68	Brazilian	3	0.00	-	-	3	0.00
Renato Carvalho do Nascimento	633.578.366-53	Brazilian	3	0.00	-	-	3	0.00
Sérgio Spinelli Silva Júnior	111.888.088-93	Brazilian	1	0.00	-	-	1	0.00
André Rizzi de Oliveira	135.529.508-42	Brazilian	1	0.00	-	-	1	0.00
Alberto Ribeiro Guth	759.014.807-59	Brazilian	1	0.00	-	-	1	0.00
Hiram Bandeira Pagano Filho	085.074.717-14	Brazilian	1	0.00	-	-	1	0.00
Mariana Sarmento Meneghetti	069.991.807-33	Brazilian	1	0.00	-	-	1	0.00
Ricardo Knoepfelmacher	351.080.021-49	Brazilian	1	0.00	-	-	1	0.00
Sérgio Ros Brasil Pinto	010.833.047-80	Brazilian	1	0.00	-	-	1	0.00
Kevin Michael Altit	842.326.847-00	Brazilian	1	0.00	-	-	1	0.00
Total	-	-	1,113,292,143	100.00	-	-	1,113,292,143	100.00

-.-.-.-.-.-.-.-.-.-.-.-.-.-

17.01 – REPORT OF INDEPENDENT ACCOUNTANTS ON SPECIAL REVIEW

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission - CVM containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM)

The Shareholders and Board of Directors
Brasil Telecom Participações S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom Participações S.A. for the quarter ended on September 30, 2005, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Independent Auditors - IBRACON and the Federal Council of Accountancy, which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Comissão de Valores Mobiliários, specifically applicable to mandatory quarterly financial information.

Our special review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

As disclosed in the Note 5(h), on April 28, 2005, an agreement foreseeing the merger of the indirect subsidiary 14 Brasil Telecom Celular S.A. into Tim Brasil Serviços e Participações S.A was entered into. This agreement has been the purpose of various judicial injunctions and, at this moment, it is not possible to forecast possible effects in the financial statements of the Company and its subsidiaries, resulting from the completion of this agreement.

November 4, 2005

KPMG Auditores Independentes
CRC-SP-14.428/O -6-F-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O -“S”-DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY HEADQUARTERS	1
01	03	INVESTOR RELATIONS DIRECTOR - (Address for correspondence to Company)	1
01	04	REFERENCE/INDEPENDENT ACCOUNTANT	1
01	05	COMPOSITION OF ISSUED CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENT	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	ISSUED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	57
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	58
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	59
07	01	CONSOLIDATED STATEMENT OF INCOME	61
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	63
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	71
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT	72
17	01	REPORT OF INDEPENDENT ACCOUNTANTS ON SPECIAL REVIEW	75
		BRASIL TELECOM S.A.
		NOVA TARRAFA PARTICIPAÇÕES LTDA.
		NOVA TARRAFA INC.	/75

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 07, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer